Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Series A Convertible Voting Preferred Stock

of

CIDARA THERAPEUTICS, INC.

at

$221.50 Net Per Common Share and $15,505.00 Net Per Series A Share

by

CAYMUS PURCHASER, INC.

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

a wholly owned subsidiary of

MERCK & CO., INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JANUARY 6, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF NOVEMBER 13, 2025 (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE “MERGER AGREEMENT”), AMONG CIDARA THERAPEUTICS, INC., A DELAWARE CORPORATION (“CIDARA”), MERCK SHARP & DOHME LLC, A NEW JERSEY LIMITED LIABILITY COMPANY (“PARENT”) AND CAYMUS PURCHASER, INC., A DELAWARE CORPORATION AND A WHOLLY OWNED INDIRECT SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER COMMON SHARE (THE “COMMON SHARES”), OF CIDARA FOR $221.50 PER COMMON SHARE AND ALL OF THE OUTSTANDING SHARES OF SERIES A CONVERTIBLE VOTING PREFERRED STOCK, PAR VALUE $0.0001 PER SERIES A SHARE (THE “SERIES A SHARES”, WITH THE COMMON SHARES AND THE SERIES A SHARES REFERRED TO COLLECTIVELY AS THE “SHARES”), OF CIDARA FOR $15,505.00 PER SERIES A SHARE, IN CASH, WITHOUT INTEREST, SUBJECT TO ANY APPLICABLE WITHHOLDING OF TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE RELATED NOTICE OF GUARANTEED DELIVERY (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS FROM TIME TO TIME HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS PROMPTLY AS REASONABLY PRACTICABLE FOLLOWING THE ACCEPTANCE OF THE SHARES FOR PAYMENT (THE “OFFER ACCEPTANCE TIME”), BUT IN NO EVENT LATER THAN THE SECOND BUSINESS DAY AFTER THE SATISFACTION OR WAIVER OF THE LAST TO BE SATISFIED OR WAIVED OF THE CONDITIONS SET FORTH IN THE MERGER

AGREEMENT (OTHER THAN THOSE CONDITIONS THAT BY THEIR NATURE ARE TO BE SATISFIED AT THE OFFER ACCEPTANCE TIME, BUT SUBJECT TO THE SATISFACTION OR WAIVER OF SUCH CONDITIONS) OR ON SUCH OTHER DATE AS PARENT AND CIDARA MAY MUTUALLY AGREE IN WRITING, PURCHASER WILL BE MERGED WITH AND INTO CIDARA (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF CIDARA IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).

THE BOARD OF DIRECTORS OF CIDARA, AT A MEETING DULY CALLED AND HELD, UNANIMOUSLY (EXCLUDING A RECUSED DIRECTOR): (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (THE “TRANSACTIONS”), ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTEREST OF, CIDARA AND ITS STOCKHOLDERS; (B) DETERMINED THAT THE MERGER WILL BE GOVERNED AND EFFECTED IN ACCORDANCE WITH SECTION 251(H) OF THE DGCL; (C) AUTHORIZED AND APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY CIDARA OF THE MERGER AGREEMENT AND THE CONSUMMATION BY CIDARA OF THE TRANSACTIONS; AND (D) RESOLVED TO RECOMMEND THAT CIDARA’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THAT THE NUMBER OF SHARES VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN, CONSIDERED TOGETHER WITH ALL OTHER SHARES (IF ANY) BENEFICIALLY OWNED BY PARENT OR ANY OF ITS WHOLLY OWNED SUBSIDIARIES (INCLUDING PURCHASER) (BUT EXCLUDING SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT YET BEEN RECEIVED, AS DEFINED BY SECTION 251(H)(6) OF THE DGCL), WOULD REPRESENT (WITH RESPECT TO THE SERIES A SHARES, ON AN AS-CONVERTED-TO-COMMON-SHARES BASIS) ONE MORE THAN 50% OF THE TOTAL NUMBER OF SHARES ENTITLED TO VOTE AND OUTSTANDING AT THE TIME OF THE EXPIRATION OF THE OFFER. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS THEREOF, APPEARS HEREIN ON PAGES 5 THROUGH 64.

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET.” THIS OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE RELATED NOTICE OF GUARANTEED DELIVERY, CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ THESE DOCUMENTS CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

December 5, 2025

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Cidara’s transfer agent, Equiniti Trust Company, LLC), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send the completed Letter of Transmittal and any documents required therein to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”). These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer-Section 3-Procedures for Tendering Shares” of this Offer to Purchase.

•

If you want to tender your Shares but your required documents cannot be delivered to the Depositary prior to the expiration of the Offer, you may still tender your Shares if you comply with the guaranteed delivery procedures described in “The Offer-Section 3-Procedures for Tendering Shares”. Please call Innisfree M&A Incorporated, the information agent for the Offer, toll free, at 1-877-717-3898 for assistance.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless extended or earlier terminated as permitted by the Merger Agreement), unless the procedures for guaranteed delivery described in “The Offer-Section 3-Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SCHEDULE I
Directors and Executive Officers of Merck & Co., Inc.	Sch-I-1
Managers and Executive Officers of Parent	Sch-I-2
Directors and Executive Officers of Purchaser	Sch-I-3

SUMMARY TERM SHEET

Caymus Purchaser, Inc. (“Purchaser”), a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC (“Parent”), is offering to acquire (i) all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) of Cidara Therapeutics, Inc. (“Cidara”) for $221.50 per Common Share (the “Common Share Offer Price”) and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares”, and together with the Common Shares, the “Shares”), of Cidara for $15,505.00 per Series A Share (the “Series A Offer Price”, which together with the Common Share Offer Price is collectively referred to as the “Offer Price”), in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (as each may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Cidara, Parent and Purchaser. The following are some of the questions you, as a Cidara stockholder, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Purchaser and, where appropriate, Parent. The information concerning Cidara contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Cidara or has been taken from or is based upon publicly available documents or records of Cidara on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding Common Shares. All of the outstanding Series A Shares.
Price Offered Per Share

$221.50 per Common Share, in cash, without interest, subject to any applicable withholding of taxes.

$15,505.00 per Series A Share, in cash, without interest, subject to any applicable withholding of taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.
Purchaser	Caymus Purchaser, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company.

Who is offering to buy my securities?

Caymus Purchaser, Inc., a wholly owned indirect subsidiary of Parent, is offering to buy your Shares. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into Cidara.

See the “Introduction” to this Offer to Purchase and “The Offer-Section 9-Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. We refer to each Common Share and each Series A Share as a “Share.”

See the “Introduction” to this Offer to Purchase and “The Offer-Section 1-Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in Cidara. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will be merged with and into Cidara (the “Merger”), with Cidara surviving the Merger. Upon consummation of the Merger, Cidara will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent.

See “The Offer-Section 11-Background of the Offer; Contacts with Cidara” and “The Offer-Section 12- Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $221.50 per Common Share and (ii) $15,505.00 per Series A Share, in each case, in cash, without interest, subject to any applicable withholding of taxes. If you are the record holder of your Shares (i.e., uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and “The Offer-Section 2-Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $9.2 billion to pay amounts payable with respect to the Shares and to complete the Merger in accordance with the terms of the Merger Agreement. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s or its controlled affiliates’ general corporate funds.

Neither the consummation of the Offer nor the Merger is subject to, or conditioned upon, any financing condition.

See “The Offer-Section 10-Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision as to whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, we, through Parent and its controlled affiliates, have sufficient funds available to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the

Merger, which is expected to occur as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement;

•	consummation of the Offer is not subject to, or conditioned upon, any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

See “The Offer-Section 10-Source and Amount of Funds.”

What are the conditions to the Offer?

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Date (as defined below), if the Minimum Condition (as defined below) has not been satisfied, or any of the following conditions set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on January 6, 2026 (as such date may be extended in accordance with the Merger Agreement, the “Expiration Date”):

•

the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined by Section 251(h)(6) of the DGCL), would represent (with respect to the Series A Shares, on an as-converted-to-Common-Shares basis) one more than 50% of the total number of Shares entitled to vote and outstanding at the time of expiration of the Offer (the “Minimum Condition”);

•

(i) the representations and warranties of Cidara as set forth in Section 3.1(a)-(c) (Due Organization; Subsidiaries, Etc.), the second sentence of subclause (a) and the subclauses (b) and (d) of Section 3.3 (Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Section 203 of the DGCL), Section 3.23 (Merger Approval), Section 3.25 (Opinion of Financial Advisors) and the first sentence of Section 3.26 (Financial Advisors) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (i)) only as of such date);

•

(ii) the representations and warranties of Cidara as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate as of the date of the Merger Agreement and will be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (ii)) only as of such date);

•

(iii) the representations and warranties of Cidara as set forth in subsections (a) (other than the second sentence), (c) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $15,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (iii)) only as of such date); and

•

(iv) the representations and warranties of Cidara as set forth in the Merger Agreement (other than those referred to in clauses “(i)”, “(ii)” and “(iii)” above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” (as defined in the Merger Agreement and described in more detail in “The Offer-Section 15-Conditions to the Offer”) qualifications and other materiality qualifications contained in such representations and warranties will be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (iv)) only as of such date) (clauses (i) through (iv) collectively, the “Representations Condition”);

•

Cidara having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•

Parent and Purchaser having received a certificate executed on behalf of Cidara by Cidara’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•

Any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been obtained, received or will have terminated or expired, as the case may be (the “Governmental Consents Condition”);

•

There not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, nor any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Regulatory Condition”); and

•	Since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and

•	The Merger Agreement not having been terminated in accordance with its terms.

The conditions to the Offer are described in “The Offer-Section 15-Conditions to the Offer.” See also “The Offer-Section 16-Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is there an agreement governing the Offer?

Yes. Cidara, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of November 13, 2025. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Cidara.

See the “Introduction” to this Offer to Purchase and “The Offer-Section 13-The Transaction Documents-The Merger Agreement.”

What does Cidara’s board of directors think about the Offer?

Cidara’s board of directors (the “Cidara Board”), at a meeting duly called and held, unanimously (excluding a recused director):

•

determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Cidara and its stockholders;

•	determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL;

•	authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation by Cidara of the Transactions; and

•	resolved to recommend that Cidara’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Cidara will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Schedule 14D-9”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Cidara Board and recommending that Cidara’s stockholders tender their Shares to Purchaser pursuant to the Offer.

See “The Offer-Section 11-Background of the Offer; Contacts with Cidara” and “The Offer-Section 13-The Transaction Documents-The Merger Agreement.” A more complete description of the reasons for the Cidara Board’s approval of the Offer and the Merger will be set forth in the Schedule 14D-9 filed with the SEC and mailed to Cidara’s stockholders.

How long do I have to decide whether to tender my Shares in the Offer?

You have until one minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to decide whether to tender your Shares in the Offer. See “The Offer-Section 1-Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer-Section 3-Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Date of the Offer.

When and how will I be paid for my tendered Shares?

In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer set forth in “The Offer-Section 15-Conditions to the Offer” (the “Offer Conditions”), Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Date, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of a confirmation of a book-entry transfer of such Shares (as described in “The Offer-Section 3-Procedures for Tendering Shares”) or a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. If, at the scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Cidara or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Capital Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Date, upon Cidara’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Condition(s) to be satisfied. We will not, however, (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Cidara; or (3) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Date, all of the Offer Conditions (other than (x) the Minimum Condition and (y) any Offer Conditions that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or waived and the Minimum Condition has not been satisfied. The “End Date” means on or prior to 5:00 p.m., Eastern Time on May 13, 2026; provided that, the End Date shall be automatically extended for an additional 90 days if the Governmental Consents Condition is not satisfied as of May 13, 2026.

Will you provide a subsequent offering period?

We will not offer a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Cidara’s transfer agent, Equiniti Trust Company, LLC), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein, and send it with any documents required in the Letter of Transmittal to the Depositary as set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Date. Detailed instructions are contained in the Letter of Transmittal and in “The Offer-Section 3-Procedures for Tendering Shares.”

•

If you want to tender your Shares but you cannot comply with the procedures for book-entry transfer on a timely basis, or your other required documents cannot be delivered to the Depositary prior to the expiration of the Offer, you may still tender your shares if you comply with the guaranteed delivery procedures described in “The Offer-Section 3-Procedures for Tendering Shares”. Please call Innisfree M&A Incorporated, the information agent (“the Information Agent”) for the Offer, toll free, at 1-877-717-3898 for assistance.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date. Further, if we have not accepted your Shares for payment by February 3, 2026, you may withdraw them at any time after February 3, 2026. Once we accept your tendered Shares for payment upon the Expiration Date, you will no longer be able to withdraw them.

See “The Offer-Section 4-Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares.

See “The Offer-Section 4-Withdrawal Rights.”

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

Can holders of stock options and/or restricted stock units participate in the Offer?

The Offer is only for the outstanding Shares and not for (a) any options to purchase Shares, whether granted under a Cidara Equity Plan (as defined below), (“Cidara Options”), or any options to purchase Shares granted under the Cidara ESPP (as defined below) or (b) any award of restricted stock units, whether granted under a Cidara Equity Plan or otherwise (“Cidara RSUs” and together with the Cidara Options, the “Cidara Awards”). If you hold unexercised Cidara Options and you wish to participate in the Offer, you must exercise your Cidara Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares received upon the exercise in accordance with the terms of the Offer. “Cidara Equity Plan” means each of Cidara’s 2024 Equity Incentive Plan, 2020 Inducement Incentive Plan, 2015 Equity Incentive Plan, and 2013 Stock Option and Grant Plan, in each case, as amended. Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant Cidara Awards in writing:

(a)

Each Cidara Option that is outstanding as of the Merger Effective Time (as defined below) will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Cidara Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted solely into the right to receive cash, without interest, subject to any required withholding of taxes, in an amount equal to the product of (i) the total number of Common Shares subject to such Cidara Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess, if any, of (x) the Common Share Offer Price over (y) the exercise price payable per Common Share under such Cidara Option. Any Cidara Option that has an exercise price that equals or exceeds the Common Share Offer Price shall be cancelled at the Merger Effective Time for no consideration. See “The Offer-Section 13-The Transaction Documents-The Merger-Treatment of Cidara Awards-Cidara Options.”

(b)

Each Cidara RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Common Shares issuable in settlement of such Cidara RSU immediately prior to the Merger Effective Time multiplied by (ii) the Common Share Offer Price. See “The Offer-Section 13-Transaction Documents-The Merger-Treatment of Cidara Awards-Cidara RSUs.”

Prior to the Merger Effective Time, Cidara will take all actions (including obtaining any necessary determinations and/or resolutions of the Cidara Board or a committee thereof) to (i) accelerate the exercisability (as applicable) of each unvested Cidara Award then outstanding so that each such Cidara Award will be fully vested and exercisable (as applicable), as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each Cidara Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Merger Effective Time and (iii) cause, as of the Merger Effective Time, each unexpired and unexercised Cidara Option and each unexpired Cidara RSU then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement.

The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL) is referred to as the “Merger Effective Time.”

Can holders of warrants participate in the Offer?

The Offer is only for outstanding Shares, which does not include Shares that are subject to Cidara Warrants (as defined below) as of immediately prior to the Merger Effective Time. Effective as of immediately prior to the Merger Effective Time, each Cidara Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised in accordance with the terms and conditions specified in the applicable Cidara Warrant and subject to deduction for any required withholding tax. Prior to the Merger Effective Time, Cidara will, in accordance with the terms of all unexercised and unexpired Cidara Warrants, deliver notices to the holders of such Cidara Warrants, informing such holders of the Transactions and containing such other information as Cidara reasonably determines to be required pursuant to the terms of the applicable Cidara Warrants. “Cidara Warrants” means (i) the warrant to purchase Common Shares issued by Cidara on October 3, 2016 to Pacific Western Bank (the “Common Stock Warrants”) and (ii) each of the pre-funded warrants to purchase Common Shares issued by Cidara on November 26, 2024, to the holders thereof. As the Common Stock Warrants have a per Common Share exercise price that is more than the Common Share Merger Consideration, any Common Stock Warrants outstanding as of immediately prior to the Merger Effective Time will terminate and expire upon the Merger Effective Time, and will no longer be outstanding, without any consideration payable in respect of such Common Stock Warrants.

See “The Offer-Section 13-Transaction Documents-The Merger-Treatment of Cidara Warrants.”

How will the Cidara ESPP be treated?

Prior to Merger Effective Time, Cidara will take all actions necessary or required under the Cidara 2015 Employee Stock Purchase Plan (“Cidara ESPP”) and applicable laws to, contingent on the Merger Effective

Time: (i) with respect to an offering period under the ESPP in effect as of the date of the Merger Agreement, if any (an “ESPP Offering Period”), ensure that no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of their payroll deduction election from that in effect on the date of the Merger Agreement for such ESPP Offering Period; (ii) ensure that, except for any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement; and (iii) if the Closing will occur prior to the end of any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such ESPP Offering Period (and purchase period thereunder) then underway to be shortened such that the last day of such offering period and purchase period will occur no later than the last business day prior to the Merger Effective Time, treating such shortened ESPP Offering Period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Cidara will terminate the Cidara ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.

See “The Offer-Section 13-Transaction Documents-The Merger-Treatment of Cidara ESPP.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrent with Cidara entering into the Merger Agreement, certain stockholders who own Shares (collectively, the “Covered Holders”) entered into Tender and Support Agreements with each of Purchaser and Parent (the “Tender and Support Agreements”) with respect to all Shares beneficially owned by such stockholders (collectively, the “Subject Equity”). Subject to the terms and conditions of the Tender and Support Agreements, the Covered Holders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately (i) 10.96% of the total outstanding Common Shares and (ii) 100% of the total outstanding Series A Shares, in each case, as of December 3, 2025 and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Tender and Support Agreements.

Each Tender and Support Agreement will terminate at the earliest to occur of such date and time as (i) the Merger Agreement will have validly been terminated; (ii) the Merger Effective Time; (iii) the date of any modification, waiver or amendment to the Offer or any provision of the Merger Agreement (including any exhibits or schedules thereto), without the prior written consent of the applicable Covered Holder, that (a) reduces the applicable Offer Price, (b) changes the form or terms, of the consideration payable to such Covered Holder pursuant to the Merger Agreement, (c) amends or modifies or waives any terms or conditions of the Offer in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on such Covered Holder (in its capacity as such) or (d) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with the Merger Agreement; (iv) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer; and (v) the mutual written consent of the applicable Covered Holder and Parent.

See “The Offer-Section 13-The Transaction Documents-The Tender and Support Agreements”.

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will Cidara continue as a public company?

If the Minimum Condition is satisfied and the Offer is consummated, subject to the satisfaction or waiver of the other conditions to the Merger, we will effect the Merger of Purchaser with and into Cidara as promptly as reasonably practicable following the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Cidara. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without Cidara’s consent to) accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the relevant provisions of the DGCL and other applicable legal requirements, after which the separate existence of Purchaser will cease and Cidara will continue as the surviving corporation and a wholly owned indirect subsidiary of Parent, and the Common Shares will no longer be publicly traded (following the Merger, we intend to cause the Common Shares to be delisted from Nasdaq and deregistered under the Exchange Act). In addition, if the Merger takes place, each Share outstanding at the Merger Effective Time (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will receive the applicable price per Share paid in the Offer without interest and subject to any applicable withholding of taxes.

See the “Introduction” to this Offer to Purchase and “The Offer-Section 12-Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights” and “The Offer-Section 13-The Transaction Documents-The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated between Cidara and Purchaser, each Share that is not tendered by a stockholder of Cidara and irrevocably accepted for purchase in the Offer (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) the Dissenting Shares) will be automatically converted into the right to receive the Common Share Offer Price or the Series A Offer Price, as applicable, in cash, without interest and less any applicable withholding of taxes If we accept and purchase Shares in the Offer, we will consummate the Merger as promptly as reasonably practicable after the Offer Acceptance Time without a vote of the stockholders of Cidara, pursuant to the relevant provisions of the DGCL and other applicable legal requirements. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we are obligated under the terms of the Merger Agreement to consummate the Merger within two business days after satisfaction of the conditions specified in the Merger Agreement and intend to consummate the Merger as promptly as reasonably practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Common Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Common Shares. Also, Cidara may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies.

See “The Offer-Section 7-Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer-Section 13-The Transaction Documents-The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

See “The Offer-Section 12-Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights-No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Cidara who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) have not otherwise waived appraisal rights; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Cidara and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger.

See “The Offer-Section 12-Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights-Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 13, 2025, the last full trading day before we announced our intention to commence the Offer, the highest intraday sale price of the Common Shares on Nasdaq was $107.02 per Common Share. On December 4, 2025, the last full trading day before the date of this Offer to Purchase, the closing price of the Common Shares on Nasdaq was $220.50. Please obtain a recent quotation for the Common Shares before deciding whether or not to tender your Common Shares.

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or the Merger?

In general, your exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. You are urged to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer-Section 5-Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent, toll free at 1-877-717-3898 for assistance.

See the back cover of this Offer to Purchase.

To the Stockholders of Cidara:

INTRODUCTION

Caymus Purchaser, Inc. (“Purchaser”), a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC (“Parent”), is offering to acquire all of the outstanding (i) shares of common stock (the “Common Shares”), par value $0.0001 per share, of Cidara Therapeutics, Inc. (“Cidara”) for $221.50 per Common Share (the “Common Share Offer Price”) and (ii) shares of Series A Convertible Voting Preferred Stock (the “Series A Shares”), par value $0.0001 per share, of Cidara for $15,505.00 per Series A Share (the “Series A Offer Price”, which together with the Common Share Offer Price is collectively referred to as the “Offer Price”), in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”), and pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Cidara, Parent and Purchaser. Unless the context requires otherwise, the terms “we” and “our” refer to Purchaser and, where appropriate, Parent.

If you are the record holder of your Shares (i.e., uncertificated stock in book-entry form has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable rate on the gross proceeds payable to you. See “The Offer-Section 3-Procedures for Tendering Shares-Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer-Section 17-Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement, which provides, among other things, that as promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Cidara (the “Merger”),with Cidara continuing as the surviving corporation and a wholly owned indirect subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Merger Effective Time.” As of the Merger Effective Time, each outstanding Share (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the applicable Offer Price in cash (as applicable, the “Common Share Merger Consideration” or the “Series A Share Merger Consideration” and collectively, the “Merger Consideration”), without interest, subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer-Section 13-The Transaction Documents-The

Merger Agreement-Conditions to the Merger.” “The Offer-Section 13-The Transaction Documents-The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer-Section 5-Material U.S. Federal Income Tax Consequences” summarizes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is only for the outstanding Common Shares and Series A Shares of Cidara and not for (a) any options to purchase Shares, whether granted under a Cidara Equity Plan (as defined below), (“Cidara Options”), or any options to purchase Shares granted under the Cidara ESPP (as defined below), or (b) any award of restricted stock units, whether granted under a Cidara Equity Plan or otherwise (“Cidara RSUs” and together with the Cidara Options, the “Cidara Awards”). If you hold unexercised Cidara Options and you wish to participate in the Offer, you must exercise your Cidara Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares received upon the exercise in accordance with the terms of the Offer. “Cidara Equity Plan” means each of Cidara’s 2024 Equity Incentive Plan, 2020 Inducement Incentive Plan, 2015 Equity Incentive Plan, and 2013 Stock Option and Grant Plan, in each case, as amended.

Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant award in writing:

(a)

Each Cidara Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Cidara Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted solely into the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Common Shares subject to such Cidara Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess, if any, of (x) the Common Share Offer Price over (y) the exercise price payable per Common Share under such Cidara Option. Any Cidara Option that has an exercise price that equals or exceeds the Common Share Offer Price will be canceled at the Merger Effective Time for no consideration; and

(b)

Each Cidara RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Common Shares issuable in settlement of such Cidara RSU immediately prior to the Merger Effective Time multiplied by (ii) the Common Share Offer Price.

Prior to the Merger Effective Time, Cidara will take all actions (including obtaining any necessary determinations and/or resolutions of the Cidara Board or a committee thereof) that may be necessary to (i) accelerate the exercisability (as applicable) of each unvested Cidara Award then outstanding so that each such Cidara Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each Cidara Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) cause, as of the Merger Effective Time, each unexpired and unexercised Cidara Option and each unexpired Cidara RSU then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement.

Prior to the Merger Effective Time, Cidara will take all actions necessary or required under the Cidara 2015 Employee Stock Purchase Plan (“Cidara ESPP”) and applicable laws to, contingent on the Merger Effective Time, to (i) with respect to an offering period under the ESPP in effect as of the date of the Merger Agreement, if any (an “ESPP Offering Period”), ensure that no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of their payroll deduction election from that in effect on the date of the Merger Agreement for such ESPP Offering Period, (ii) ensure that, except for any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement and (iii) if the Closing will occur prior to the end of any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such ESPP Offering Period (and purchase period thereunder) then underway to be shortened such that the last day of such offering period and purchase period will occur no later than the last business day prior to the Merger Effective Time, treating such shortened ESPP Offering Period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Cidara will terminate the Cidara ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.

Effective as of immediately prior to the Merger Effective Time, each Cidara Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised in accordance with the terms and conditions specified in the applicable Cidara Warrant and subject to deduction for any required withholding tax. Prior to the Merger Effective Time, Cidara will, in accordance with the terms of all unexercised and unexpired Cidara Warrants, deliver notices to the holders of such Cidara Warrants, informing such holders of the Transactions (as defined below) and containing such other information as Cidara reasonably determines to be required pursuant to the terms of the applicable Cidara Warrants. “Cidara Warrants” means (i) the warrant to purchase Common Shares issued by Cidara on October 3, 2016 to Pacific Western Bank (the “Common Stock Warrants”) and (ii) each of the pre-funded warrants to purchase Common Shares issued by Cidara on November 26, 2024, to the holders thereof. As the Common Stock Warrants have a per Common Share exercise price that is more than the Common Share Merger Consideration, any Common Stock Warrants outstanding as of immediately prior to the Merger Effective Time will terminate and expire upon the Merger Effective Time, and will no longer be outstanding, without any consideration payable in respect of such Common Stock Warrants.

Cidara’s board of directors, (the “Cidara Board”), at a meeting duly called and held, unanimously (excluding a recused director) (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Cidara and its stockholders; (b) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation by Cidara of the Transactions; and (d) resolved to recommend that Cidara’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Cidara will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Cidara Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of Cidara are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Date, if the Minimum Condition has not been satisfied, or any of the other Offer Conditions are not satisfied or waived in writing by Parent as of the Expiration Date. The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer-Section 15-Conditions to the Offer” and “The Offer-Section 16-Certain Legal Matters; Regulatory Approvals.”

According to Cidara, as of the close of business on December 3, 2025, the most recent practicable date, (a) 31,504,288 Common Shares were issued and outstanding, (b) 89,956 Series A Shares were issued and outstanding, (c) no Shares were held by Cidara as treasury stock, (d) 3,635,356 Common Shares were reserved and available for issuance pursuant to the Cidara Equity Plans, (e) 2,546,032 Common Shares were subject to Cidara Options (which have a weighted average exercise price of $19.7433 per share), (f) 355,206 Common Shares were subject to outstanding Cidara RSUs, (g) 1,287,652 Common Shares were subject to outstanding Cidara Warrants, (h) 5,356 Common Shares are estimated to be subject to outstanding purchase rights under the Cidara ESPP (assuming that the closing price per Common Share as reported on the purchase date for the current offering period was equal to the Common Share Offer Price and employee contributions continue until such purchase date at the levels in place as of December 3, 2025), (i) 81,280 Common Shares were reserved and available for purchase under the Cidara ESPP, and (j) no shares of Series X Convertible Preferred Stock were issued or outstanding.

Assuming no additional Shares are issued prior to the Expiration Date and based on the Shares outstanding as of December 3, 2025, we anticipate that the Minimum Condition would be satisfied if approximately 15,752,145 Common Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL).

We currently intend, as promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors and officers of Purchaser will be the directors and officers of Cidara.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary, prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of Cidara’s stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer-Section 12-Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer-Section 15-Conditions to the Offer.” The Offer will expire one minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer-Section 13-The Transaction Documents- The Merger Agreement-Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of Cidara’s stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ THE DOCUMENTS IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “-Section 3-Procedures for Tendering Shares” at or prior to the Expiration Date (as defined below). The Offer will expire one minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless extended or earlier terminated as permitted by the Merger Agreement (as such date may be extended in accordance with the Merger Agreement, the “Expiration Date”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

The Offer is subject to the conditions (the “Offer Conditions”) set forth in “-Section 15-Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Regulatory Condition, the Obligations Condition and the Governmental Consents Condition. See “-Section 16-Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date.

If, at the scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Cidara or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Capital Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Date, upon Cidara’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Condition(s) to be satisfied.

We will not, however, (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Cidara; or (3) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Date, all of the Offer Conditions (other than (x) the Minimum Condition and (y) any Offer Conditions that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or waived and the Minimum Condition has not been satisfied. See “-Section 1-Terms of the Offer.” The “End Date” means on or prior to 5:00 p.m., Eastern Time on May 13, 2026; provided that, the End Date shall be automatically extended for an additional 90 days if the Governmental Consents Condition is not satisfied as of May 13, 2026.

Purchaser expressly reserves the right to (a) increase the Common Share Offer Price and the Series A Offer Price, provided that a corresponding increase is made to each of the Common Share Offer Price and the Series A Offer Price, (b) waive any Offer Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Cidara’s prior written consent, Purchaser is not permitted to (i) decrease Common Share Offer Price or the Series A Offer Price or increase any of the Common Share Offer Price or the Series A Offer Price without making a corresponding increase to the other Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of Cidara pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Cidara has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will, at or promptly following the Expiration Date, accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “-Section 16-Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (a) a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “-Section 3-Procedures for Tendering Shares-Book-Entry Delivery”) and (c) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “-Section 3-Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “-Section 3-Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in accordance with the terms of the Merger Agreement, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer (provided that such assignment will not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of Cidara under the Merger Agreement), but any such transfer or assignment will not relieve Parent of its obligations under the Merger Agreement.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered, (b) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of

Transmittal and (c) when the Shares are accepted for payment by Purchaser, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.

If delivery of Shares is effected through book-entry transfer, the Letter of Transmittal should not be returned to the Depositary and instead an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary by the Expiration Date; and

•

a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or, in the case of book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and any other required documents, are received by the Depositary within one Nasdaq trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Cidara’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Cidara’s stockholders.

Determination of Validity

We will determine, in our sole discretion (which may be delegated in whole or in part to the Depositary), all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after February 3, 2026, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “-Section 3-Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5. Material U.S. Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code (“Regulations”), judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to the views expressed herein.

This discussion is limited to Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder of Shares in light of such holder’s particular circumstances, including without limitation the alternative minimum tax provisions of the Code and the effect of the Medicare contribution tax on net investment income. In addition, it does not address considerations relevant to holders who are subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding Shares as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in currencies or securities, or other persons that elect to use a mark-to-market method of accounting for their holdings in Shares;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Shares under the constructive sale provisions of the Code;

•	persons who hold or receive Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•

pension plans or funds, or an entity that is wholly owned by a pension plan or fund, including a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons holding Shares as “qualified small business stock” for purposes of Sections 1045 and/or 1202 of the Code;

•	persons who own (or are deemed to own) stock of Parent; and

•	persons who exercise appraisal rights in the Merger.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of such partnership, and certain determinations made at the partner level. Accordingly, each partnership and each partner in such partnership holding Shares is urged to consult its tax advisor regarding the U.S. federal income tax consequences to them of the transactions pursuant to the Offer and the Merger.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE TRANSACTIONS PURSUANT TO THE OFFER AND THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

The exchange of Shares for cash by a U.S. Holder pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if a U.S. Holder exchanges Shares for cash pursuant to the Offer or the Merger, such U.S. Holder will recognize gain or loss equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Any gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year as of the date of the exchange of such Shares pursuant to the Offer or the Merger, as applicable. Long-term capital gains of individual and other non-corporate U.S. Holders generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain realized with respect to Shares exchanged in the Offer or the Merger unless:

•

such gain on Shares is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by applicable income tax treaty, is attributable to such Non-U.S. Holder’s permanent establishment in the United States); or

•	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty).

Gain described in the second bullet point above will generally be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty), which may be offset by U.S.-source capital losses recognized in the same taxable year by the Non-U.S. Holder, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the transactions pursuant to the Offer and the Merger, including any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the IRS. See “-Section 3-Procedures for Tendering Shares-Backup Withholding.”

6. Price Range of Shares; Dividends

According to Cidara’s Annual Report on Form 10-K for the period ended December 31, 2024, the Common Shares are listed and principally traded on Nasdaq under the symbol “CDTX.” The following table sets forth the high and low sale prices per Share on Nasdaq with respect to the periods indicated and as reported by published financial sources:

	High	Low
2023
First Quarter	$42.00	$14.62
Second Quarter	$29.60	$19.42
Third Quarter	$24.40	$14.90
Fourth Quarter	$20.60	$11.86
2024
First Quarter	$17.00	$12.50
Second Quarter	$24.40	$10.00
Third Quarter	$13.37	$10.60
Fourth Quarter	$25.32	$10.14
2025
First Quarter	$28.42	$17.17
Second Quarter	$56.83	$15.22
Third Quarter	$97.75	$44.46
Fourth Quarter (through December 4, 2025)	$221.20	$93.00

Cidara does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, Cidara is not permitted to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests. If we acquire control of Cidara, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On November 13, 2025, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Common Share on Nasdaq was $107.02 in published financial sources. Between November 13, 2025 and December 4, 2025, the highest daily intraday sale price per Common Share on Nasdaq ranged between $105.99 and $221.20. On December 4, 2025, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Common Share on Nasdaq was $220.69. Please obtain a recent quotation for the Common Shares before deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as promptly as reasonably practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we are obligated under the terms of the Merger Agreement to consummate the Merger within two business days after satisfaction of the conditions specified in the Merger Agreement and intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Common Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Common Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than Cidara, Parent, Purchaser or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the standards for continued listing on the Nasdaq Capital Market. If, as a result of the purchase of Common Shares pursuant to the Offer, the Common Shares no longer meet the criteria for continued listing on the Nasdaq Capital Market or any other Nasdaq market, the market for the Common Shares could be adversely affected. According to Nasdaq’s published guidelines, the Common Shares would not meet the criteria for continued listing on the Nasdaq Capital Market if, among other things, (a) the number of publicly held Common Shares were less than 500,000, (b) the market value of the listed Common Shares were less than $1,000,000 or (c) there were fewer than 300 stockholders.

If Nasdaq were to delist the Common Shares, it is possible that the Common Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Common Shares would be reported by such exchange or other sources. The extent of the public market for the Common Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration of the Common Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Common Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Common Shares pursuant to the Offer may result in the Common Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Cidara to the SEC if the Common Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Common Shares under the Exchange Act, assuming there are no other securities of Cidara subject to registration, would substantially reduce the information required to be furnished by Cidara to holders of Common Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to Cidara. Furthermore, “affiliates” of Cidara and persons holding “restricted securities” of Cidara may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as reasonably practicable, following which the Common Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Common Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Cidara’s reporting obligations under the Exchange Act.

Margin Regulations

The Common Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Common Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Common Shares pursuant to the Offer, the Common Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Cidara

The information concerning Cidara contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

According to Cidara’s public filings with the SEC, Cidara was incorporated in Delaware in 2012 under the name K2 Therapeutics, Inc. In July 2014, Cidara changed its name to Cidara Therapeutics, Inc. Cidara’s principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121. The telephone number of Cidara’s principal executive offices is (858) 752-6170.

The following description of Cidara and its business has been taken from Cidara’s public filings with the SEC, and is qualified in its entirety by reference to such filings. Cidara is a biotechnology company using its proprietary Cloudbreak® platform to develop drug-Fc conjugate, or DFC, therapeutics designed to save lives and improve the standard of care for patients facing serious diseases.

Additional Information

Cidara is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.

9. Certain Information Concerning Parent and Purchaser

Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include two operating segments, which are the pharmaceutical and animal health segments, both of which are reportable segments.

The address of Merck and Parent’s principal executive offices is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. The telephone number of Merck and Parent’s principal executive offices is (908) 740-4000.

Purchaser is a Delaware corporation and wholly owned indirect subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into Cidara, whereupon the separate corporate existence of Purchaser will cease, and Cidara will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

The address of Purchaser’s principal executive offices is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. The telephone number of Purchaser’s principal executive offices is (908) 740-4000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Merck, Parent and Purchaser and certain other information are set forth on Schedule I hereto. None of Merck, Parent or Purchaser is an affiliate of Cidara.

During the last five years, none of Merck, Purchaser or Parent or, to the best knowledge of Merck, Purchaser and Parent, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Purchaser, Parent, Merck, their subsidiaries or, to the best knowledge of Purchaser, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cidara or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Purchaser, Parent, Merck, their subsidiaries or, to the best knowledge of Purchaser, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cidara or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision as to whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) we, through Parent, Merck and their affiliates, will have sufficient funds to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement; (c) consummation of the Offer is not subject to any financing condition and (d;) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

The Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “-Section 12-Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights.”

10. Source and Amount of Funds

We estimate that we will need approximately $9.2 billion to pay amounts payable with respect to the Shares and to complete the Merger in accordance with the terms of the Merger Agreement. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s or its affiliates’ general corporate funds. The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer; Contacts with Cidara

The following is a description of contacts between representatives of Merck and its affiliates and representatives of Cidara and other persons that resulted in the execution of the Merger Agreement. For a review of Cidara’s additional activities, please refer to the Schedule 14D-9 that will be filed by Cidara with the SEC and mailed to stockholders of Cidara.

From time to time in the ordinary course of business, Merck evaluates various business opportunities to enhance stockholder value. These evaluations have included periodic assessments of potential strategic transactions to strengthen Merck’s existing business.

On November 11, 2024, a representative of Merck had an initial business development call with a representative of Cidara management, following outreach to Merck by a representative of Cidara management.

On May 16, 2025, Merck entered into a Mutual Confidential Disclosure Agreement with Cidara relating to research, development or commercialization of CD388, which did not contain a standstill. This agreement was replaced on November 10, 2025, to permit a possible negotiated transaction between Cidara and Merck, which amendment did not contain a standstill.

On May 20, 2025, representatives of Merck had a call with a representative of Cidara management, during which Cidara updated Merck on the progress of the CD388 program and prepared for further engagement after the release of Phase 2b data for the NAVIGATE Trial.

On May 29, 2025, Cidara provided access to a virtual data room (“VDR”) containing chemistry, manufacturing and controls (“CMC”) related information and market research information in advance of the Phase 2b data to Merck.

On June 24, 2025, representatives of Merck had a meeting by video conference with representatives of Cidara management to review the Phase 2b data from the NAVIGATE Trial.

On June 26, 2025, a representative of Cidara management had a video conference with a representative of Merck to encourage Merck to accelerate its evaluation of CD388 as a potential business development opportunity.

On July 1, 2025, representatives of Merck had a video conference with representatives of Cidara management and Cidara’s partner from a commercial strategy and market research firm to discuss Cidara’s commercial strategy for CD388 and insights from its market research.

On July 10, 2025, representatives of Evercore Group L.L.C. (“Evercore”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) had a telephone call with representatives of Merck to discuss Merck’s preliminary interest in CD388 and next steps.

On July 15, 2025, Cidara provided access through the VDR to additional detail on CD388 related clinical, regulatory and CMC related information to Merck. Merck submitted due diligence questions throughout their evaluation of CD388 and Cidara responded through a due diligence tracker and by posting materials to the VDR.

On July 23, 2025, representatives of Merck met by video conference with representatives of Cidara management to cover CMC due diligence matters.

On July 28, 2025, Merck had a video conference with representatives of Cidara management and outside patent counsel to cover intellectual property due diligence.

On July 31, 2025, representatives of Evercore and Goldman Sachs had a telephone call with Merck to discuss the status of their evaluation of CD388 and next steps.

On August 5, 2025, Merck had a due diligence call focused on clinical and regulatory matters with representatives of Cidara management.

On August 14, 2025, representatives of Cidara management gave a presentation to Merck on Cidara’s readiness for seeking marketing approval.

On August 21, 2025, Merck had a due diligence call with representatives of Cidara management to discuss the Phase 3 clinical trial requirements.

On August 27, 2025, Merck had a video conference with representatives of Cidara management to receive updates on the outcome of the end of Phase 2 Meeting with the FDA (the “EOP2 Meeting”).

On September 18, 2025, a representative of Merck called Jim Beitel, Cidara’s Chief Business Officer, to inform him that Merck needed to conduct a site visit at one of Cidara’s manufacturing facilities in China and complete EOP2 Meeting-related due diligence before it could submit a proposal.

On September 30, 2025, representatives of Merck had a video conference with representatives of Cidara management to discuss the final terms of Cidara’s contract with the U.S. Biomedical Advanced Research and Development Authority.

On October 3, 2025, Merck had a due diligence call with representatives of Cidara management focused on CMC related matters.

On October 7, 2025, Merck had a due diligence call with representatives of Cidara management focused on its Phase 3 registrational trial of CD388 (the “ANCHOR Trial”) and clinical development matters.

On October 9, 2025, representatives of Evercore and Goldman Sachs had a discussion with Merck relating to Merck’s request that Cidara seek FDA feedback on a potential protocol change for the ANCHOR Trial of interest to Merck and the internal process required for Merck to submit a non-binding proposal.

On October 15, 2025, Merck had a call with representatives of Cidara management to discuss feedback from the FDA relating to such potential protocol change to the ANCHOR Trial.

On October 25, 2025, representatives of Evercore and Goldman Sachs had a call with Merck to inform them of receipt of a proposal to acquire Cidara.

Later that day, representatives of Evercore and Goldman Sachs had a follow-up call with Merck during which a Merck representative indicated that it would be seeking approval to submit an acquisition proposal later in the week.

On October 29, 2025, a Merck representative sent an email to Dr. Stein with a proposal from Merck & Co. to acquire the Company for $120 per share (the “October 29 Proposal”). The October 29 Proposal mentioned that Merck valued the Cloudbreak® platform and retaining the Cidara team to drive continued success of CD388, advance its pipeline and further develop the Cloudbreak® platform, and indicated that Merck was prepared to complete scientific and corporate due diligence expeditiously, contemporaneously with negotiating a definitive acquisition agreement.

On November 3, 2025, Cidara opened an expanded VDR with corporate due diligence information to Merck.

The same day, representatives of Evercore and Goldman Sachs had a call with a Merck representative and discussed Merck’s outstanding due diligence requests.

On November 5, 2025, Merck received a process letter and draft merger agreement prepared by Cooley LLP (“Cooley”) from Evercore and Goldman Sachs and was invited to submit a revised proposal for a potential acquisition of Cidara by no later than 5:00 p.m. Eastern Time on November 11, 2025, with confirmation of the completion of due diligence, a fully marked version of the merger agreement reflecting any proposed revisions and confirmation of all internal and external approvals required to execute or close a proposed transaction.

Also, that day, representatives of Evercore and Goldman Sachs had a discussion with a Merck representative about the process and scheduling the site visit that had previously been requested by Merck.

Also, that day, Merck had a due diligence call with representatives of Cidara management and outside patent counsel relating to intellectual property.

On November 6, 2025, representatives of Evercore and Goldman Sachs called Merck to inform Merck that Cidara had received a credible bid that might be signed and announced by Monday, November 10, and that as a result they would need to submit new bids by noon Eastern Time on November 8th. No price guidance was provided, and Merck was not asked to submit a best and final proposal.

On the morning of November 8, 2025, Merck submitted a revised proposal to acquire Cidara for $156 per share (the “November 8 Proposal”). The November 8 Proposal indicated that Merck needed to complete CMC due diligence and to negotiate the definitive merger agreement and tender and support agreements, and that signing of the definitive merger agreement could be achieved by November 14th.

On November 9, 2025, Merck requested a call between Robert Davis, the President and Chief Executive Officer of Merck, and Dr. Stein.

Later that day Mr. Davis and Dr. Stein spoke by telephone, and Mr. Davis expressed Merck’s strong interest in Cidara.

On November 10, 2025, Mr. Beitel and a partner of a commercial strategy and market research firm working with Cidara conducted a meeting with representatives of Merck’s commercial team to review Cidara’s commercial strategy and supporting market research and analytics related to various market segments, including recently completed payer market research.

In the evening on November 10, 2025, Merck’s outside counsel, Gibson, Dunn & Crutcher, LLP (“Gibson Dunn”) sent Cooley a mark-up of the merger agreement.

On November 11, 2025, Merck had separate due diligence calls with members of Cidara management relating to human resources and various financial matters including Cidara’s operating results for the third quarter of 2025.

The same day, Cidara posted draft disclosure schedules to the VDR.

The same day, Merck did not revise its $156 per share price indicating that it was waiting to make a best and final offer.

Also that day, Gibson Dunn sent Cooley a draft tender and support agreement.

On November 11, 2025, Merck completed a site visit to a Cidara contract manufacturer’s production facilities in China.

On November 11, 2025, representatives of Evercore and Goldman Sachs called Merck to provide the bidding instructions, which was followed up with a process email on November 12th imposing a 4:00 pm Eastern Time deadline on November 13th, for submitting a revised bid and a mark-up of the merger agreement that the bidder was prepared to sign. Following receipt of questions about the bidding process, timeline and consultation with management, the representatives of Evercore and Goldman Sachs informed Merck that, if necessary, the second round of bids would be due by 8:00 pm Eastern time and that Cidara would be prepared to sign and announce a transaction before the markets open on November 14th.

On November 12, 2025, Merck received a revised draft of the merger agreement (the “November 12 Draft Merger Agreement”), which (i) included a right to terminate the merger agreement to accept a superior proposal subject to payment of a proposed termination fee of 3.25% of equity value, (ii) included a reverse termination fee of 5% of equity value in the event that the transaction failed to close for failure to obtain antitrust clearance and (iii) contemplated tender and support agreements delivered by RA Capital and Dr. Stein.

During the morning of November 13, 2025, outside counsel for Merck held legal due diligence calls with Mr. Ward and Mr. Karbe.

Later that day around the 4:00 pm Eastern Time bid deadline, Merck submitted a proposal of $221.50 per share in cash and Merck said it would sign the November 12 Draft Merger Agreement, provided that the Merger Agreement would be signed the same day and announced prior to market open the following day.

Later that evening, Cooley responded to some remaining due diligence requests from Gibson Dunn and sent Gibson Dunn the draft of the tender and support agreement that RA Capital’s internal counsel had approved for execution. Gibson Dunn sent Cooley comments on the disclosure schedules and the certificate of incorporation and bylaws of the merger subsidiary formed by Merck. Cooley and Gibson Dunn worked to finalize the execution version of the Merger Agreement and disclosure schedules. Gibson Dunn sent comments on the tender and support agreement.

Later that night, Cidara and Merck executed the Merger Agreement, and Dr. Stein and RA Capital executed the Support Agreements.

On the morning of November 14, 2025, Cidara and Merck issued a joint press release announcing the Transactions.

12. Purpose of the Offer; Plans for Cidara; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for Cidara

The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in Cidara. The Offer, as the first of two steps in the acquisition of Cidara, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Cidara not purchased pursuant to the Offer or otherwise and to cause Cidara to become a wholly owned indirect subsidiary of Parent.

We currently intend, as promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “-Section 13-The Transaction Documents-The Merger Agreement-The Merger,” the Shares acquired in the Offer will be canceled in the Merger and the capital stock of Cidara as the Surviving Corporation will be the capital stock of Purchaser. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of Cidara as the Surviving Corporation immediately following the Merger Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Cidara as the Surviving Corporation. The officers of Purchaser immediately prior to the Merger Effective Time will be the officers of Cidara as the Surviving Corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Cidara as the Surviving Corporation. See “-Section 13-The Transaction Documents-The Merger Agreement-The Merger.” Upon completion of the Merger, the Common Shares currently listed on the Nasdaq will cease to be listed on the Nasdaq and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in Cidara or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Cidara. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Cidara.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Cidara or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any change in the Cidara Board or management, (c) any material change in Cidara’s capitalization or dividend policy, (d) any other material change in Cidara’s corporate structure or business, (e) any class of equity securities of Cidara being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (f) any class of equity securities of Cidara becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking a vote of Cidara’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the

Merger will become effective as promptly as reasonably practicable after the consummation of the Offer, without a vote of Cidara’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Cidara who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Expiration Date); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) have not otherwise waived appraisal rights; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Cidara and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware courts together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice by Cidara to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Cidara a written demand for appraisal of Shares held, which demand must reasonably inform Cidara of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

•	not tender such stockholder’s Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Merger Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should carefully review each of the Schedule 14D-9 and Section 262 of the DGCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of Cidara’s stockholders or beneficial owners to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners of Cidara desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Cidara’s Schedule 14D-9, Annex B, Section 262 of the General Corporation Law of the State of Delaware.

13. The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, Cidara or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or Cidara’s stockholders or under federal securities laws. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that investors are not third-party beneficiaries under the Merger Agreement and that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Cidara or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and Cidara publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a cash tender offer for all of Cidara’s outstanding (i) Common Shares for $221.50 per Common Share and (ii) Series A Shares for $15,505.00 per Series A Share, in each case, net to the seller of such Shares in cash, without interest, subject to any applicable withholding of taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, and the satisfaction or waiver of the Regulatory Condition, the Obligations Condition, the Governmental Consents Condition, the MAE Condition and the other conditions set forth in “-Section 15-Conditions to the Offer.”

Purchaser expressly reserves the right to (a) increase the Common Share Offer Price and the Series A Offer Price, provided that a corresponding increase is made to each of the Common Share Offer Price and the Series A Offer Price, (b) waive any Offer Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Cidara’s prior written consent, Purchaser is not permitted to (i) decrease Common Share Offer Price or the Series A Offer Price or increase any of the Common Share Offer Price or the Series A Offer Price without making a corresponding increase to the other Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

We may not terminate or withdraw the Offer prior to any scheduled Expiration Date (or any rescheduled Expiration Date) without Cidara’s consent, except in the event that the Merger Agreement is terminated in accordance with its terms.

Extensions of the Offer

The Offer will initially be scheduled to expire on the Expiration Date. If, on the scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Cidara or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Date, upon Cidara’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Condition(s) to be satisfied.

We will not, however, (1) be required to extend the Offer beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) the End Date; (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Cidara; or (3) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Date, all of the Offer Conditions (other than (x) the Minimum Condition and (y) any Offer Conditions that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or waived and the Minimum Condition has not been satisfied.

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “-Section 15-Conditions to the Offer,” to, at or promptly after the Expiration Date, irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.

The Merger

As promptly as reasonably practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Cidara, and Cidara will survive as a wholly owned indirect subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash, without interest, subject to any applicable withholding of taxes, an amount equal to the applicable Offer Price.

The certificate of incorporation of Cidara as in effect immediately prior to the Merger Effective Time will be amended and restated by virtue of the Merger at the Merger Effective Time to be identical to the form of the certificate of incorporation included as Exhibit B to the Merger Agreement. The bylaws of Cidara as in effect immediately prior to the Merger Effective Time will be amended and restated at the Merger Effective Time to be identical to the form of bylaws included as Exhibit C to the Merger Agreement. The directors of Purchaser immediately prior to the Merger Effective Time will become the directors of Cidara as the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Cidara as the Surviving Corporation. The officers of Cidara immediately prior to the Merger Effective Time will remain the officers of Cidara as the Surviving Corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Cidara as the Surviving Corporation.

The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of Cidara’s stockholders.

Treatment of Cidara Awards

Cidara Options

The Merger Agreement provides that each Cidara Option that is outstanding as of the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Cidara Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted solely into the right to receive cash, without interest, subject to any required withholding of taxes, in an amount equal to the product of (i) the total number of Common Shares subject to such Cidara Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess, if any, of (x) the Common Share Offer Price over (y) the exercise price payable per Common Share under such Cidara Option. Any Cidara Option that has an exercise price that equals or exceeds the Common Share Offer Price shall be cancelled at the Merger Effective for no consideration.

Cidara RSUs

The Merger Agreement provides that each Cidara RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Common Shares issuable in settlement of such Cidara RSU immediately prior to the Merger Effective Time multiplied by (ii) the Common Share Offer Price.

Treatment of Cidara Warrants

Effective as of immediately prior to the Merger Effective Time, each Cidara Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised in accordance with the terms and conditions specified in the applicable Cidara Warrant and subject to deduction for any required withholding tax. Prior to the Merger Effective Time, Cidara will, in accordance with the terms of all unexercised and unexpired Cidara Warrants, deliver notices to the holders of such Cidara Warrants, informing such holders of the Transactions and containing such other information as Cidara reasonably determines to be required pursuant to the terms of the applicable Cidara Warrants. As the Common Stock Warrants have a per Common Share exercise price that is more than the Common Share Merger Consideration, any Common Stock Warrants outstanding as of immediately prior to the Merger Effective Time will terminate and expire upon the Merger Effective Time, and will no longer be outstanding, without any consideration payable in respect of such Common Stock Warrants.

Treatment of Cidara ESPP

Prior to the Merger Effective Time, Cidara will take all actions necessary or required under the Cidara ESPP and applicable laws to, contingent on the Merger Effective Time (i) with respect to an ESPP Offering Period, ensure that no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of their payroll deduction election from that in effect on the date of the Merger Agreement for such ESPP Offering Period, (ii) ensure that, except for any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement and (iii) if the Closing will occur prior to the end of any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such ESPP Offering Period (and purchase period thereunder) then underway to be shortened such that the last day of such offering period and purchase period will occur no later than the last business day prior to the Merger Effective Time, treating such shortened ESPP Offering Period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Cidara will terminate the Cidara ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.

Representations and Warranties

In the Merger Agreement, Cidara has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the Company Disclosure Letter (the “Disclosure Schedule”). These representations and warranties relate to, among other things: (a) due organization, good standing, subsidiaries and organizational documents; (b) capitalization and other equity interests; (c) SEC filings and financial statements; (d) absence of certain changes; (e) title to assets; (f) real property, (g) intellectual property; (h) data protection and internal systems; (i) contracts; (j) liabilities; (k) compliance with law; (l) regulatory matters; (m) certain business practices; (n) governmental authorizations; (o) tax matters; (p) employee matters and benefit plans; (q) environmental matters; (r) insurance; (s) legal proceedings and orders; (t) authorization and binding nature of the Merger Agreement; (u) Section 203 of the DGCL; (v) merger approval; (w) non-contravention and consents; (x) opinion of financial advisors; and (y) financial advisors.

In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to Cidara that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (a) due organization and good standing;

(b) Purchaser activities; (c) authority and binding nature of the Merger Agreement; (d) non-contravention and consents; (e) disclosure; (f) absence of litigation; (g) sufficiency of funds; (h) ownership of Shares; (i) non-reliance; and (j) brokers and other advisors.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Cidara has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), (i) except (A) as required or expressly provided for by the Merger Agreement or as required by applicable laws or to the extent necessary to comply with the terms under any material contract, (B) with the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned or (C) as set forth in the Disclosure Schedule, Cidara will use commercially reasonable efforts to conduct in all material respects its business and operations in the ordinary course, and (ii) Cidara will promptly notify Parent of (A) the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions and (B) any legal proceeding commenced, or, to its knowledge threatened in writing, relating to or involving Cidara that relates to the consummation of the Transactions. Cidara will use commercially reasonable efforts to preserve intact the material components of its and its subsidiaries’ current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relations and good will with all material suppliers, material customers, material licensors, material licensees, governmental bodies and other material business relations However, Cidara will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

Cidara has further agreed that, during the Pre-Closing Period, except (i) as required or expressly provided for by the Merger Agreement or as required by applicable laws or to the extent necessary to comply with the terms under any material contract, (ii) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, or (iii) as set forth in the Disclosure Schedule, Cidara will not:

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establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests;

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repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Shares) or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, other than: (1) repurchases or reacquisitions of Shares outstanding as of the date of the Merger Agreement pursuant to Cidara’s right (under written commitments in effect as of the date of the Merger Agreement) to purchase or reacquire Shares held by a Cidara employee, director, officer, independent contractor or consultant only upon termination of such associate’s employment or engagement by Cidara; (2) repurchases of Cidara Awards (or shares of capital stock issued upon the exercise thereof) outstanding on the of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such Cidara Award (in effect as of the date of the Merger Agreement) between Cidara and a Cidara employee, director, officer, independent contractor or consultant or member of the Cidara Board only upon termination of such person’s employment or engagement by Cidara; or (3) in connection with withholding to satisfy the exercise price and/or tax obligations with respect to Cidara Awards outstanding on the of the Merger Agreement pursuant to the terms of any such Cidara Award (as in effect as of the date of the Merger Agreement);

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

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sell, issue, grant, deliver, pledge, transfer, encumber, dispose of or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, disposition or grant by Cidara, other than as set forth in the Disclosure Schedule, of (A) any capital stock, equity interest or other security of Cidara or any of its subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of Cidara or any of its subsidiaries or (C) any instrument convertible into or exchangeable or exercisable for any capital stock, equity interest or other security of Cidara or any of its subsidiaries (except that Cidara may issue Shares as required upon the conversion of Series A Shares into Common Shares), the settlement of RSUs outstanding as of the date of the Merger Agreement or issued in accordance with the terms of the Merger Agreement, and the exercise of Cidara Options or Cidara Warrants outstanding as of the date of the Merger Agreement or issued in accordance with the terms of the Merger Agreement or pursuant to purchase rights under the Cidara ESPP outstanding as of the date of the Merger Agreement;

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(A) establish, adopt, enter into, terminate, modify or amend any employee plan (or any plan, program, arrangement, practice, policy or agreement that would be an employee plan if it were in existence on the date of the Merger Agreement), (B) amend or waive any of its rights under, or accelerate the funding or payment of any compensation or benefits under, any provision of any of the employee plans (or any plan, program, arrangement, practice, policy or agreement that would be an employee plan if it were in existence on the date of the Merger Agreement) or (C) grant any current or former Cidara employees, directors, officers, independent contractors or consultants an increase in compensation, bonuses or other benefits or award any new bonuses, commissions or other incentive compensation or severance or separation payments or benefits (except that Cidara: (A) may provide increases in salary, wages, or benefits in the ordinary course of business consistent with past practice; (B) may amend any employee plans or Company employee agreements to the extent required by applicable laws; and (C) may set targets for annual bonus payments for 2026 and award annual bonus payments for 2025 based on performance and existing 2025 bonus targets, provided such payments are made in the ordinary course of business consistent with past practice);

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(A) except for specifically authorized change-of-control agreements enter into any change-of-control agreement or arrangement with any current or former Cidara employees, directors, officers, independent contractors or consultants; (B) enter into (1) any employment agreement with any current or former employee, other than employment agreements entered into in the ordinary course consistent with past practice (provided that no such employment agreement provides for any severance benefits, retention or transaction bonuses, or change in control benefits) or (2) any consulting agreement with any individual independent contractor, other than consulting agreements entered into in the ordinary course consistent with past practice (provided that no such consulting agreement provides for any severance benefits, retention or transaction bonuses or change in control benefits); (C) hire or promote any employee, other than an employee whose annual base salary would not exceed $250,000; or (D) terminate the employment or engagement of any Cidara employees, directors, officers, independent contractors or consultants with an annual base compensation greater than $250,000, other than for cause;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws (or similar organizational or governing documents);

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(A) form any Subsidiary, (B) acquire any equity interest or voting interest in any other entity (including by merger) or (C) enter into any joint venture, partnership, limited liability corporation or similar arrangement;

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make or authorize any capital expenditure (except that Cidara may make any capital expenditure that: (A) is provided for in Cidara’s capital expense budget either delivered or made available to Parent prior to the date of the Merger Agreement; or (B) when added to all other capital expenditures made on behalf of Cidara since the date of the Merger Agreement but not provided for in Cidara’s capital expense budget either delivered or made available to Parent prior to the date of the Merger Agreement, does not exceed $500,000 individually and $2,000,000 in the aggregate);

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acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than permitted encumbrances) any material right or other material asset or property (other than intellectual property rights) (except, in the case of any of the foregoing (A) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business)), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Cidara and (C) as otherwise provided for herein;

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lend money or make capital contributions or advances to or make investments in, any person, or incur, assume or guarantee any indebtedness (except for advances to employees and consultants for travel and other business-related expenses in the ordinary course of business) or enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business;

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amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract (excluding any non-exclusive license agreements or services agreements entered into in the ordinary course of business or any statements of work under existing material contracts), in each case, not in excess of $2,000,000 individually;

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except as required by applicable laws, make, rescind or change any material tax election, file any amended income or other material tax return, change any annual tax accounting period or material method of tax accounting, extend or waive any statute of limitations regarding the assessment or collection of any material tax (except pursuant to extensions of time to file tax returns obtained in the ordinary course of business), enter into any material closing agreement with respect to taxes or settle or compromise any material tax liability assessment or other material tax liability;

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make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities, or results of operations of Cidara or any of its subsidiaries except insofar as required by (A) United States generally accepted accounting principles, (B) Regulation S-X under the Securities Act or other applicable law or (C) by any applicable governmental body or quasi- governmental authority, including the Financial Accounting Standards Board or any similar organization;

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commence any legal proceeding, except with respect to (A) routine matters in the ordinary course of business; (B) in such cases where Cidara reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Cidara consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of the Merger Agreement or any other agreements contemplated hereby;

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settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than as set forth in the Merger Agreement or any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated by the Merger Agreement or pursuant to a settlement that does not relate to any of the Transactions and (A) that results solely in a monetary obligation involving only the payment of monies by Cidara of not more than $1,000,000 in the aggregate or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Cidara and the payment of monies by Cidara that together with any settlement made under clause “(A)” are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies)

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enter into, negotiate, modify, extend, or terminate any labor agreement or recognize or certify any labor union, labor organization, works council, or group of employees of Cidara or its subsidiaries as the bargaining representative for any employees of Cidara or its subsidiaries;

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implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would reasonably be expected to require advance notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar laws;

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waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of Cidara or any of its subsidiaries;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Cidara or its subsidiaries; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation

Pursuant to the Merger Agreement, Cidara will, and will use reasonable best efforts to cause its directors and officers to, and will direct its other representatives to, cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below). Cidara has also agreed not to, and will use reasonable best efforts to cause its directors and officers not to, and direct its other representatives, not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly:

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solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information or afford access to the business, properties, assets, books or records of Cidara (other than Parent and its representatives) relating to or for the purpose of soliciting, initiating or knowingly facilitating or knowingly encouraging, any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; or

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enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

In addition, Cidara, (A) as soon as reasonably practicable after the execution of the Merger Agreement (and in any event within two business days following the execution of the Merger Agreement), delivered a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the 12 months prior to the date of the Merger Agreement, to the effect that Cidara was ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective on the date thereof and requested the prompt return or destruction of all confidential information concerning Cidara and its subsidiaries in such person’s and its representatives’ possession or control and (B) terminated access by any third party (other than Parent and its representatives) to any physical or electronic data room relating to any potential Acquisition Proposal.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any:

•	direct or indirect purchase, exchange, transfer or other acquisition or exclusive license of or partnership, collaboration or revenue sharing arrangement with respect to, assets of Cidara equal to

20% or more of the fair market value of Cidara’s assets or to which 20% or more of Cidara’s revenues or earnings are attributable;

•	direct or indirect issuance or acquisition of 20% or more of the outstanding Shares (on an as-converted to common basis);

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recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares (on an as-converted to common basis); or

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merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cidara that if consummated would result (i) in any person or group beneficially owning 20% or more of the outstanding Shares (on an as-converted to common basis) or 20% or more of the aggregate voting power of Cidara, the surviving entity or the resulting direct or indirect parent of Cidara or the surviving entity or (ii) the holders of Shares, as of immediately prior to the consummation of such transaction, beneficially owning 80% or less of the aggregate voting power or equity interests of Cidara, the surviving entity or the resulting direct or indirect parent of Cidara or such surviving entity, in each case other than the Transactions.

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal received after the date of the Merger Agreement that the Cidara Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financing, timing and other aspects (including conditionality and the certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Cidara Board deems relevant, and would result in a transaction more favorable to Cidara’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” and “80%” in the definition of Acquisition Proposal will be deemed to be references to “100%” and “50%” and the reference to “license,” “partnership,” “collaboration,” and “revenue sharing arrangement” in the definition of Acquisition Proposal will be disregarded and deemed deleted.

If at any time on or after the date of the Merger Agreement and prior to the Merger Effective Time, Cidara or any of its representatives receives an unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not, directly or indirectly, result from any breach of the restrictions described above, then:

•

Cidara and its representatives may contact such person or group of persons solely to clarify the terms and conditions of such proposal and inform such person or group of persons of the terms of Cidara’s non-solicitation obligations; and

•

if the Cidara Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that failure to take such action would be inconsistent with its fiduciary duties under applicable law, then Cidara and its representatives may (A) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Cidara to the person or group of persons who has made such Acquisition Proposal; provided that Cidara will concurrently provide to parent any non-public information concerning Cidara that is provided to any person given such access which was not previously provided to Parent or its representatives and (B) following the execution of an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In addition, Cidara must promptly (and in any event within one business day) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, are received by Cidara or any of its representatives. Such notification will include the identity of the Person or group of Persons making such Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions of such Acquisition Proposal, inquiry, proposal or offer. Cidara will keep Parent reasonably informed (and in any event within one business day) of any material developments, discussions or negotiations regarding any such Acquisition Proposal (including any material changes to the terms thereof) and upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal. Cidara will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of such written Acquisition Proposal and any draft definitive agreement submitted by the Person, or group of Persons, making such Acquisition Proposal in connection with the making of such Acquisition Proposal.

Cidara Board Recommendation

As described above, and subject to the provisions described below, the Cidara Board unanimously (excluding a recused director) resolved to recommend that holders of Shares accept the Offer and tender their shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to herein as the “Cidara Board Recommendation.” Unless the Cidara Board makes an Adverse Change Recommendation (as defined below), the Cidara Board also agreed to include the Cidara Board Recommendation in the Schedule 14D-9.

Except as described below, during the Pre-Closing Period, neither the Cidara Board nor any committee of the Cidara Board may:

•

withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), the Cidara Board Recommendation; or

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal.

Any action described in the foregoing two bullets is referred to as an “Adverse Change Recommendation.”

The Merger Agreement further provides that the Cidara Board will not approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Cidara to execute or enter into any contract (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal, or that would require, or reasonably be expected to cause, Cidara to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, if Cidara receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not result from a material breach of the obligations of Cidara described above under “-No Solicitation”) from any Person that has not been withdrawn, and after consultation with Cidara’s financial advisors and outside legal counsel, the Cidara Board has determined, in good faith, that such Acquisition Proposal is a Superior Proposal, the Cidara Board may make an Adverse Change Recommendation or terminate the Merger Agreement in order to accept such Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of such transaction constituting a Superior Proposal if and only if:

•

the Cidara Board determines in good faith, after consultation with Cidara’s financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Cidara Board to Cidara’s stockholders under applicable laws;

•

Cidara has given Parent prior written notice of its intention to make an Adverse Change Recommendation or terminate the Merger Agreement in order to accept such Superior Proposal and enter into a binding written definitive acquisition agreement, providing for the consummation of such transaction constituting a Superior Proposal, at least four business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

•

Cidara has provided to Parent, no later than the delivery of the Determination Notice, a summary of the material terms and conditions of such Acquisition Proposal and a copy of the draft definitive agreement related thereto submitted by the person or group of persons making such Acquisition Proposal;

•

prior to making an Adverse Change Recommendation or terminating the Merger Agreement in order to accept such Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of such transaction constituting a Superior Proposal, Cidara has given Parent four business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal and shall have made itself and its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) during such four business day period with respect to such proposed revisions or other proposal, if any; and

•

no earlier than the end of the four business day period, after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with Cidara’s financial advisors and outside legal counsel, the Cidara Board has determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement in order to accept such Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of such transaction constituting a Superior Proposal would be inconsistent with the fiduciary duties of the Cidara Board to Cidara’s stockholders under applicable laws.

The above will also apply to any financial or other material amendment to any Acquisition Proposal, which will require a new Determination Notice, except that the references to four business days therein will be deemed to be references to three business days.

Additionally, at any time prior to the Offer Acceptance Time, the Cidara Board may make an Adverse Change Recommendation in response to a Change in Circumstance (as defined below) if and only if:

•

the Cidara Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Cidara Board to Cidara’s stockholders under applicable law;

•	Cidara has given Parent a Determination Notice at least four business days prior to making any such Adverse Change Recommendation;

•	no later than the delivery of the Determination Notice, Cidara has specified the Change in Circumstance in reasonable detail;

•

prior to making any such Adverse Change Recommendation, Cidara has given Parent four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) during such four business day period with respect to such proposed revisions or make other proposals such that such Change in Circumstance would no longer necessitate an Adverse Change Recommendation, if any; and

•

no earlier than the end of such four business day period, after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with Cidara’s financial advisors and outside legal counsel, the Cidara Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Cidara Board to Cidara’s stockholders under applicable laws.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which will require a new Determination Notice, except that the references to four business days therein will be deemed to be references to three business days.

For purposes of the Merger Agreement, a “Change in Circumstance” means any material event or development or material change in circumstances with respect to Cidara that (a) was neither known to the Cidara Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (b) does not relate to (i) any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or (ii) any Regulatory Effect.

None of the provisions described above under “-No Solicitation” or elsewhere in the Merger Agreement will prohibit Cidara from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Cidara’s stockholders that is required by applicable laws or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute an Adverse Change Recommendation is taken only in accordance with the provisions described in this Cidara Board Recommendation subsection.

Regulatory Undertakings

The parties to the Merger Agreement have agreed that:

(a) Subject to the terms and conditions of the Merger Agreement, each of Parent, Purchaser and Cidara will use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with each of Parent, Purchaser and Cidara in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as promptly as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Laws, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. In addition, Parent, Purchaser and Cidara agree to use their respective reasonable best efforts to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the Federal Trade Commission (the “FTC”) or the Department of Justice (the “DOJ”), or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ, other Governmental Bodies or any other person under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Merger closing or delaying the Offer Acceptance Time beyond the Expiration Date.

(b) Notwithstanding anything to the contrary in the Merger Agreement, nothing will require or be construed to require (x) the Parent or any of its subsidiaries or (y) Cidara, including after the Merger Effective Time, the Surviving Corporation (and Cidara and the Surviving Corporation will not, unless otherwise directed by Parent, in which case, Cidara and/or the Surviving Corporation will) to take any actions or commit to any actions involving: (i) negotiating, committing to, and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of Cidara, the Surviving Corporation, Parent or any of its subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Cidara, the Surviving Corporation, Parent or any of its subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Cidara, the Surviving Corporation, Parent or any of its subsidiaries; (v) effectuating any other change or restructuring of Cidara, the Surviving Corporation, Parent or any of its subsidiaries; and (vi) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets Cidara, Parent, the Surviving Corporation or any of its subsidiaries.

(c) Subject to the terms and conditions of the Merger Agreement, each of Parent, Purchaser and Cidara will (and will cause their respective affiliates, if applicable, to) as promptly as reasonably practicable, but in no event later than 15 business days after the date of the Merger Agreement (or such later date as may be agreed in writing between antitrust counsel for each of Parent, Purchaser and Cidara) make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions.

(d) During the Pre-Closing Period, Purchaser, Parent and Cidara will use their respective reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings (other than HSR Act filings) and submissions, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other parties of any substantive communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such filing, request, inquiry, investigation, action or legal proceeding, provided that “Transaction Related Documents” and “Plans and Reports,” as those terms are used in the rules and regulations under the HSR Act, will only be provided to the other parties upon request and on a mutual basis, and provided that documents provided pursuant to this provision may be redacted (1) as necessary to comply with contractual arrangements, (2) to remove references to valuation of Cidara and (3) as necessary to preserve legal privilege, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the reasonable views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, provided that the final strategy determination as to the appropriate course of action will be made by Parent, and (vii) except as may be prohibited by any Governmental Body or by any applicable law and to the extent reasonably practicable, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, each of Parent, Purchaser and Cidara will provide advance notice of and permit authorized representatives of the other party to be present at each meeting or telephone or video conference with any Governmental Body relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or legal proceeding. Each of Parent, Purchaser and Cidara will respond as promptly as reasonably practicable to any request for information, documentation, other material or testimony by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials, received by any party or any of their respective subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser will pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws (other than, for the avoidance of doubt, fees and expenses of counsel or other advisors to Cidara). No party will commit to or agree with any Governmental Body not to consummate the Transactions for any period of time or to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Laws, in each case, without the prior written consent of the other to the extent permissible by laws.

(e) Parent agreed that it will not, and will not permit any of its affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any person or by any other manner, or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action may reasonably be expected to (i) materially delay the expiration or termination of any applicable waiting period or materially delay the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable laws, (ii) materially increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (iii) otherwise materially delay or prevent the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Access to Information

During the Pre-Closing Period, Cidara has agreed, upon reasonable advance written notice, to provide and cause Cidara’s representatives to provide, Parent and its representatives with reasonable access during normal business hours to Cidara’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Cidara, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to Cidara, in each case, to the extent reasonably requested by Parent and its representatives for reasonable business purposes, subject to customary exceptions and limitations.

Employee Benefits

For a period of one year following the Merger Effective Time (or, if earlier, the date of the Continuing Employee’s (as defined below) termination of employment), Parent will provide, or cause to be provided, to each Cidara employee who is employed by Cidara as of immediately prior to the Merger Effective Time and who continues to be employed by the Surviving Corporation (or any of its affiliates) (each, a “Continuing Employee”) during such one-year period a (i) base salary (or base wages, as the case may be) and a target annual cash bonus opportunity (excluding equity or equity-based opportunities), which are no less favorable than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Merger Effective Time (subject to the same exclusions), and (ii) benefits that are no less favorable in the aggregate to the benefits (including severance benefits, but excluding defined benefit pension, retiree or post-employment health or welfare benefits, equity or equity-based compensation, deferred compensation, retention, or change of control related compensation and benefits, together the “Excluded Benefits”) provided to such Continuing Employee immediately prior to the Merger Effective Time under the employee plans.

Continuing Employees will be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Parent’s and/or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent and/or the Surviving Corporation’s health and welfare benefit plans and arrangements (other than the Excluded Benefits) in which the Continuing Employee participates following the Merger Effective Time (the “Parent Plans”) with respect to his or her length of service with Cidara (and its predecessors) prior to the Merger Effective Time to the same extent and for the same purpose as such Continuing Employee was entitled to such service credit under a corresponding employee plan in which such Continuing

Employee participated immediately prior to Merger Effective Time, provided that the foregoing will not result in the duplication of benefits or compensation or to benefit accrual under any pension plan.

Under any health benefit plan of Parent and/or the Surviving Corporation, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under such Parent Plans, to the extent that such conditions, exclusions and waiting periods would not apply under the corresponding employee plan in which such employees participated prior to the Merger Effective Time and (ii) for the plan year in which the Merger Effective Time occurs, ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Merger Effective Time with Cidara (and its predecessors) under applicable employee plans to the same extent that such service and amounts paid was recognized prior to the Merger Effective Time under the corresponding employee plan of Cidara.

If annual bonuses in respect of Cidara’s 2025 fiscal year (the “2025 Annual Bonuses”) have not been paid prior to the Closing Date, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, pay each Continuing Employee who participated in Cidara’s 2025 Annual Bonus Plan, such Continuing Employee’s 2025 Annual Bonus in an amount equal to the greater of the Continuing Employee’s target annual bonus and the annual bonus to which such Continuing Employee would be entitled based on Cidara’s actual performance under the applicable bonus arrangements of Cidara in effect as of the date of the Merger Agreement (as determined in the ordinary course of business consistent with past practice following the end of Cidara’s 2025 fiscal year), with such bonus payments to be made no later than the first regularly scheduled payroll date that is at least five business days after the Merger Effective Time.

The Merger Agreement does not confer upon any person (other than Cidara, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Cidara existing in favor of those persons who were directors or officers of Cidara as of the date of the Merger Agreement or have been directors or officers of Cidara in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Merger Effective Time, as provided in the certificate of incorporation and bylaws of Cidara as of the date of the Merger Agreement, as well as certain written indemnification agreements between an Indemnified Person and Cidara made available to Parent, will survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware or other applicable laws for a period of six years from the Merger Effective Time.

The Merger Agreement also provides that, from the Merger Effective Time until the sixth anniversary of the Merger Effective Time, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Cidara against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Cidara in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Cidara at or prior to the Merger Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, including any such matter arising under any claim with respect to the Transactions. From the Merger Effective Time until the sixth anniversary of the Merger Effective Time, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this provision within 15 days after receipt by Parent of a written request for such advance, subject to specified limitations.

The Merger Agreement also provides that, from the Merger Effective Time until the sixth anniversary of the Merger Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Cidara as of the date of the Merger Agreement for the benefit of the Indemnified Persons who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Merger Effective Time in their capacities as directors and officers of Cidara (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Merger Effective Time, Parent or Cidara may, following good faith consultation and, if requested by Parent, using Parent’s insurance broker purchase a six-year “tail” policy for Cidara policy effective as of the Merger Effective Time, subject to specified limitations.

Security Holder Litigation

Cidara has agreed to promptly notify Parent of any securityholder litigation against Cidara and/or its directors or officers (in their respective capacities as such) relating to the Transactions. Cidara will control any legal proceeding brought by stockholders of Cidara against Cidara and/or its directors relating to the Transactions. Cidara has also agreed to give Parent the right to review and comment on all material filings or responses to be made by Cidara in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and Cidara must in good faith take such comments into account. No such settlement may be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by Cidara’s insurance policies (other than any applicable deductible) and only if such settlement is settled solely for the payment of monies.

Takeover Laws

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and Cidara and the members of their respective Boards of Directors have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters

Cidara and the Cidara Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and Cidara Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Cidara Board will cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Cidara or any of its affiliates and any of the officers, directors or employees of Cidara that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration

Prior to the Merger closing date, Cidara has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the Nasdaq to enable delisting by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.

Regulatory Matters

During the Pre-Closing Period, Cidara will use commercially reasonable efforts to make available to Parent and its representatives, as and to the extent specifically requested by Parent, complete and accurate copies of (a) all substantive clinical and preclinical data relating to the Product not previously been made available to Parent and (b) all substantive written correspondence between Cidara and the applicable Governmental Bodies relating to the Product, in the case of each of clauses (a) and (b) above, that comes into Cidara’s possession during such time period promptly after Cidara obtains such possession thereof, subject to customary exceptions and limitations.

Conditions to the Offer

See “-Section 15-Conditions to the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•

There will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger be in effect. We refer to this condition as the “Restraints Condition”; and

•	Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated prior to the Merger Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and Cidara at any time prior to the Offer Acceptance Time;

•

by either Parent or Cidara if a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Merger Effective Time) We refer to any termination of the Merger Agreement pursuant to this provision as a “Competent Jurisdiction Termination”;

•

by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted by the Merger Agreement to do so: (i) the Cidara Board has failed to include the Cidara Board Recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change Recommendation; (ii) the Cidara Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, except that Parent may only make such request once every 30 days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Cidara Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•

by either Parent or Cidara if the Offer Acceptance Time has not occurred on or prior to the End Date, provided that the End Date shall be automatically extended for an additional 90 days if the Governmental Consents Condition is still outstanding as of the initial End Date (and such date as extended shall be the End Date for all purposes of the Merger Agreement) (except that no party will be permitted to terminate pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

•

by Cidara, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal, provided that Cidara complied in all material respects with the requirements under “-No Solicitation” and “-Cidara Board Recommendation” with respect to such Superior Proposal and concurrently pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Proposal Termination”;

•

by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Cidara has occurred such that the Representations Condition or the Obligations Condition would not be satisfied and cannot be cured by Cidara by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives Cidara notice of such breach or failure to perform (except that Parent will not be permitted to terminate pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder). We refer to any termination of the Merger Agreement pursuant to this provision as a “Cidara Breach Termination”;

•

by Cidara, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Cidara gives Parent notice of such breach or failure to perform (except that Cidara will not be permitted to terminate pursuant to this provision if Cidara is then in material breach of any representation, warranty, covenant or obligation hereunder). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”;

•

by Cidara if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by December 4, 2025 or (ii) accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration or termination of the Offer (as it may be extended) when required to do so in accordance with the terms of the Merger Agreement (except that Cidara will not be permitted to terminate pursuant to this provision if such failure is primarily attributable to failure on the part of Cidara to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by Cidara for such commencement of the Offer or such acceptance and payment for all Shares); or

•

by Parent, if the Offer (as it may be required to be extended pursuant to the terms of the Merger Agreement) has expired in accordance with its terms without the Minimum Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent, in each case, without the acceptance for payment of any Shares validly tendered in the Offer (except that Parent will not be permitted to terminate the Merger Agreement pursuant to this provision if the failure of Parent (or any affiliate of Parent) to fulfill any obligation under the Merger Agreement or the material breach of any provision under the Merger Agreement has been the primary cause of or resulted in the non-satisfaction of any Offer Condition). We refer to any termination of the Merger Agreement pursuant to this provision as an “Offer Condition Termination”.

Effect of Termination

If the Merger Agreement is terminated pursuant to its terms, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Cidara or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between of Parent and Cidara (as described below), will survive such termination, including the provisions described in “- Termination Fee” below, and (ii) no such termination will relieve any party from any liability for common law fraud or any willful breach of the Merger Agreement prior to such termination (including, in the case of a breach by Parent or Purchaser, damages based on the consideration that would have otherwise been payable to the stockholders of the Company pursuant to the Merger Agreement).

Termination Fees

Cidara will pay Parent a termination fee of $300,563,308.00 in cash (the “Cidara Termination Fee”) in the event that:

•	the Merger Agreement is terminated by Cidara pursuant to a Superior Proposal Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or

•

(i) the Merger Agreement is terminated pursuant to (x) an End Date Termination (but, in the case of a termination by Cidara, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the exception described in the End Date Termination, (y) by Parent pursuant to an Offer Condition Termination or a Cidara Breach Termination, (ii) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the of date of the Merger Agreement and prior to such termination (unless publicly withdrawn under certain circumstances) and (iii) within twelve months of such termination Cidara enters into a definitive agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated before or after the expiration of such twelve-month period) or the Acquisition Proposal is consummated within such twelve months (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”).

Cidara will pay to Parent or its designee the Cidara Termination Fee by wire transfer of same day funds (i) in the case of a termination pursuant to a Superior Proposal Termination, substantially concurrently with termination;

(ii) in the case of a termination pursuant to a Change in Recommendation Termination, within two business days after such termination; or (iii) in the case of a termination pursuant to an End Date Termination, substantially concurrently with the consummation of the Acquisition Proposal referred to in the End Date Termination above.

In no event will Cidara be required to pay the Cidara Termination Fee on more than one occasion. In the event Parent or its designee receives the Cidara Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against Cidara or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser to seek specific performance or with respect to common law fraud or willful breach).

In the event that (i) the Merger Agreement is terminated by either Parent or Cidara pursuant to a Competent Jurisdiction Termination (to the extent the applicable order, decree, ruling or other action causing such termination arises under the HSR Act or any other Antitrust Laws); (ii) (A) the Merger Agreement is terminated by either Parent or Cidara pursuant to an End Date Termination, (B) the Restraints Condition (as it relates to any Antitrust Law), the Governmental Consents Condition or the Regulatory Condition have not been satisfied and (C) all of the Offer Conditions (other than the Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived; or (iii) the Agreement is terminated by Cidara pursuant to a Parent Breach Termination in connection with any breach by Parent or Purchaser of its regulatory-related obligations under the Merger Agreement as such obligations relate to Antitrust Laws; then the Parent will promptly pay or cause to be paid to Cidara a reverse termination fee (the “Reverse Termination Fee”) of $462,405,090.00 to Cidara, in cash, but in no event later than two business days after such termination. Parent will not be required to pay the Reverse Termination Fee pursuant to this paragraph more than once. In the event that Cidara or its designee receives full payment pursuant to this paragraph, the receipt of the Reverse Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any Company Related Party (as defined below) or any other person in connection with the Merger Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Cidara Related Parties or any other person will be entitled to bring or maintain any claim, action or proceeding against Parent any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination.

Subject to the terms of the Merger Agreement, Parent’s right to receive payment from Cidara of the Cidara Termination Fee (and its reasonable and documented costs and expenses in respect of legal proceedings brought to enforce payment of the Cidara Termination Fee, if applicable) will be the sole and exclusive remedy of the Parent Related Parties against Cidara and any of their respective former, current or future officers, directors, partners, stockholders, equityholders, managers, members or affiliates (collectively, “Cidara Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Cidara Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. Cidara’s right to receive payment from Parent of the Reverse Termination Fee (and its reasonable and documented costs and expenses in respect of legal proceedings brought to enforce payment of the Reverse Termination Fee, if applicable) will be the sole and exclusive remedy of the Cidara Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount(s), none of the Parent Related Parties or any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers or members will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Pursuant to the Merger Agreement, if Cidara or Parent, as applicable, fails to timely pay any Cidara Termination Fee or Reverse Termination Fee due pursuant to the terms of the Merger Agreement, and in order to obtain the payment, Parent or Cidara, as applicable, commences a legal proceeding which results in a judgment against Cidara or Parent, as applicable, Cidara will pay Parent, or Parent will pay to Cidara, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Fees and Expenses

Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Specific Performance

Parent, Purchaser and Cidara have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to seek an injunction, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Other Agreements

The Confidentiality Agreement

Parent and Cidara entered into a mutual confidential disclosure agreement, dated May 26, 2025 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Cidara agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential business relationship. The Confidentiality Agreement was replaced on November 10, 2025, to permit a possible negotiated transaction between Cidara and Merck, which amendment did not contain a standstill.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith and incorporated herein by reference.

The Tender and Support Agreements

Concurrent with Cidara entering into the Merger Agreement, certain stockholders who own Shares (collectively, the “Covered Holders”) entered into Tender and Support Agreements with each of Purchaser and Parent (the “Tender and Support Agreements”) with respect to all Cidara Shares beneficially owned by such stockholders (collectively, the “Subject Equity”). The parties subject to the Tender and Support Agreements have agreed to, subject to certain exceptions, tender, pursuant to and in accordance with the terms of the Offer, the Subject Equity.

Each Tender and Support Agreement will terminate at the earliest to occur of such date and time as (i) the Merger Agreement will have validly been terminated, (ii) the Merger Effective Time, (iii) the date of any modification, waiver or amendment to the Offer or any provision of the Merger Agreement (including any exhibits or schedules thereto), without the prior written consent of the applicable Covered Holder, that (a) reduces the applicable Offer Price, (b) changes the form or terms, of the consideration payable to such Covered Holder pursuant to the Merger Agreement, (c) amends or modifies or waives any terms or conditions of the Offer in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on such Covered Holder (in its capacity as such) or (d) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with the Merger Agreement, (iv) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer, and (v) the mutual written consent of the applicable Covered Holder and Parent.

The foregoing summary description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed herewith and incorporated herein by reference.

14. Dividends and Distributions

The Merger Agreement provides that during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement or as required by applicable laws or to the extent necessary to comply with the terms under any of Cidara’s material contracts, (ii) with the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned or (iii) as set forth in the Disclosure Schedule, Cidara will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Cidara’s capital stock (including the Shares) or other equity or voting interest other than certain specific exceptions contained in the Merger Agreement.

15. Conditions to the Offer

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may (i) terminate the Offer (A) upon termination of the Merger Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or (ii) amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in second bullet point through the eighth bullet point below shall not be satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

•

the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined by Section 251(h)(6) of the DGCL), would represent (with respect to the Series A Shares, on an as-converted-to-Common-Shares basis) one more than 50% of the total number of Shares entitled to vote and outstanding at the time of expiration of the Offer (the “Minimum Condition”);

•

(i) the representations and warranties of Cidara as set forth in Section 3.1(a)-(c) (Due Organization; Subsidiaries, Etc.), the second sentence of subclause (a) and the subclauses (b) and (d) of Section 3.3

(Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Section 203 of the DGCL), Section 3.23 (Merger Approval), Section 3.25 (Opinion of Financial Advisors) and the first sentence of Section 3.26 (Financial Advisors) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (i)) only as of such date); (ii) the representations and warranties of Cidara as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate as of the date of the Merger Agreement and will be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (ii)) only as of such date); (iii) the representations and warranties of Cidara as set forth in subsections (a) (other than the second sentence), (c) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $15,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (iii)) only as of such date); and (iv) the representations and warranties of Cidara as set forth in the Merger Agreement (other than those referred to in clauses “(i)”, “(ii)” and “(iii)” above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” (as defined in the Merger Agreement and described in more detail in “The Offer-Section 15-Conditions to the Offer”) qualifications and other materiality qualifications contained in such representations and warranties will be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (iv)) only as of such date) (clauses (i) through (iv) collectively, the “Representations Condition”);

•

Cidara having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•

Parent and Purchaser having received a certificate executed on behalf of Cidara by Cidara’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•

any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been obtained, received or will have terminated or expired, as the case may be (the “Governmental Consents Condition”);

•

there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, nor any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Regulatory Condition”);

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms.

The Offer is not subject to any financing condition. The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition or the Regulatory Condition (which may only be waived with the prior written consent of Cidara), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, development or other matter (an “Effect”) will be deemed to have a “Material Adverse Effect” on Cidara, if such Effect (whether or not such Effect would constitute a breach of the representations, warranties, covenants or agreements of Cidara set forth in the Merger Agreement) either (a) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Cidara or any of its subsidiaries or (b) has prevented or would reasonably be expected to prevent the consummation by Cidara of the Transactions; provided, however, that in the case of clause (a) of this definition, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following Effects will be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on Cidara: (i) any change in the market price or trading volume of Cidara’s stock; (ii) any Effect resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.24 of the Merger Agreement but subject to disclosures in the Disclosure Schedule); (iii) any Effect in the industries in which Cidara operates or in the economy generally or other general business, financial or market conditions; (iv) any Effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any Effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar events; (vi) any epidemic, pandemic, disease outbreak or other public health-related event, hurricane, tornado, flood, earthquake, tsunamis, tornadoes, mudslides, fires or other natural disaster or force majeure event, or the escalation or worsening thereof; (vii) the failure of Cidara or any of its subsidiaries to meet internal or analysts’ expectations or projections or the results of operations of Cidara or any of its subsidiaries; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by Cidara at the written direction of Parent or any action specifically required to be taken by Cidara, or the failure of Cidara to take any action that Cidara is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent unreasonably fails to give its consent thereto after a written request therefor pursuant to Section 5.2 of the Merger Agreement; (ix) any Effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement; (x) any Effect arising directly or indirectly from or otherwise relating to any change after the date of the Merger Agreement in, or any compliance with or action taken for the purpose of complying with, any applicable law or U.S. Generally Applied Accounting Principles (“GAAP”) (or interpretations of any applicable law or GAAP); (xi) (1) regulatory, manufacturing or clinical Effects resulting directly or indirectly from any nonclinical or clinical studies sponsored by Cidara or any competitor of Cidara, results of meetings with the Food & Drug Administration (the “FDA”) or other Governmental Body (including any communications from any

Governmental Body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to Cidara’s or any competitor’s product candidates, (2) the determination by, or the delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of Cidara’s or any competitor’s product candidates, (3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of Cidara’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Body relating to any product candidates of Cidara or any competitor, or (4) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of Cidara or disruptions or delays in the technology transfer of manufacturing from current manufactures to planned manufacturers located in the United States or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of Cidara or the pricing of products (the Effects set forth in this clause (xi), “Regulatory Effects”); provided, that in the cause of this clause (xi), if such Regulatory Effect results from intentional common law fraud by Cidara, then such Regulatory Effect may be taken into account in determining whether there has been a Material Adverse Effect; provided, further, that with respect to clauses (i), (ii), (iii), (iv), (v) and (vi), such Effects referred to therein may be taken into account to the extent that Cidara or any of its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industry in which Cidara or any of its subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether or not there has occurred a Material Adverse Effect; it being understood that the exceptions in clauses “(i)” and “(vii)” will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise expressly excluded under any of the exceptions provided by clauses “(ii)” through “(vi)” or “(viii)” through “(xi)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

16. Certain Legal Matters; Regulatory Approvals

General

Based on our examination of publicly available information filed by Cidara with the SEC and a review of certain information furnished by Cidara to Purchaser, we are not aware of any governmental license or regulatory permit that appears to be material to Cidara’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or super national, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Cidara’s business or certain parts of Cidara’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “-Section 15-Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, Cidara is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire

15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Cidara has represented to Purchaser in the Merger Agreement that, assuming the accuracy of certain representations and warranties made by Purchaser and Parent, the Cidara Board has taken all action necessary to render Section 203 of the DGCL or any other Takeover Law inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other Transactions.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Cidara conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and Cidara and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated in the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

If any government official or third party seeks to apply any state Takeover Law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “-Section 15-Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Cidara will promptly file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. Thereafter, Parent and Cidara will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See “-Section 15-Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “-Section 13-The Transaction Documents-The Merger Agreement-Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

See “-Section 13-The Transaction Documents-Regulatory Undertakings.”

17. Fees and Expenses

We have retained Innisfree M&A Incorporated to act as the Information Agent and Broadridge Corporate Issuer Solutions, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Cidara has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the Cidara Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “-Section 8-Certain Information Concerning Cidara” and “-Section 9-Certain Information Concerning Purchaser and Parent” above.

Caymus Purchaser, Inc.

December 5, 2025

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MERCK & CO., INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merck & Co., Inc. are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Merck & Co., Inc. are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas M. Baker, Jr.*	Douglas M. Baker, Jr. has served as a Director of Merck & Co., Inc. from 2022 to present. He has served as a Founding Partner of E2SG Partners from 2022 to present. He held the position of Executive Chairman of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets, from 2021 to 2022 and previously served as the Chairman and Chief Executive Officer from 2006 to 2020 and Chief Executive Officer from 2004 to 2006. He has also served as a director of Target Corporation from 2013 to present.

Mary Ellen Coe*	Mary Ellen Coe has served as a Director of Merck & Co., Inc. from 2019 to present. She has held the position of Chief Business Officer, YouTube Inc., from 2022 to present. She was previously President, Google Customer Solutions from 2017 to 2022 and Vice President, Go-to-Market Operations and Strategy of Google Inc. from 2012 to 2017.

Pamela J. Craig*	Pamela J. Craig has served as a Director of Merck & Co., Inc. from 2015 to present. She has also served as Director of Progressive Insurance from 2018 to present and of Corning Incorporated from 2021 to present. She was formerly a director of 3M Company from 2019 to 2023, of Wal-Mart Stores, Inc. from 2013 to 2017 and of Akamai Technologies, Inc. from 2011 to 2019.

Robert M. Davis*	Robert M. Davis has served as the Chairman, Chief Executive Officer and President of Merck & Co., Inc. from 2022 to present. At Merck & Co., Inc., he previously served as Chief Executive Officer and President from 2021 to 2022, the Chief Financial Officer and Executive Vice President, Global Services from 2016 to 2021, and Chief Financial Officer and Executive Vice President of Merck & Co., Inc. from 2014 to 2016. He has served as a director of Duke Energy Corporation from 2018 to present.

Thomas H. Glocer*	Thomas H. Glocer has served as a Director of Merck & Co., Inc. from 2007 to present. From 2012 to present, he has been a Founder and Managing Partner of Angelic Ventures LP. He has served as a director of Morgan Stanley from 2013 to present, and of Publicis Groupe from 2016 to present.

Surendralal Karsanbhai*	Surendralal Karsanbhai has served as a Director of Merck & Co., Inc. from 2025 to present. He has served as President and Chief Executive Officer of Emerson Electric Co. since 2021. He previously served as Executive President, Emerson Automation Solutions, from 2018 to 2021.

Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History
Risa J. Lavizzo-Mourey, M.D.*	Risa J. Lavizzo-Mourey has served as a Director of Merck & Co., Inc. from 2020 to present. She has served as President Emerita, from 2017 to present, and as President and Chief Executive Officer, from 2003 to 2017, of Robert Wood Johnson Foundation. She has also served as the Robert Wood Johnson Foundation Population Health and Health Equity Professor Emerita at the University of Pennsylvania from 2021 to the present. She has served as a director of GE HealthCare Technologies, Inc. since 2023. She previously served as a director of Intel Corporation from 2018 to 2025, Better Therapeutics from 2021 to 2023, General Electric Company from 2017 to 2023, and Hess Corporation from 2004 to 2020.

Stephen L. Mayo, Ph.D.*	Stephen L. Mayo has served as a Director of Merck & Co., Inc. from 2021 to present. From 2007 to present, he has served as the Bren Professor of Biology and Chemistry at the California Institute of Technology, where he has held a number of other roles, including Chair of the Division of Biology & Biological Engineering and Vice Provost for Research. He has served as a director of each of Allogene Therapeutics and Sarepta Therapeutics since 2021.

Paul B. Rothman, M.D.*	Paul B. Rothman has served as a Director of Merck & Co., Inc. from 2015 to present. From 2012 to 2022, he held the positions of Dean of the Medical Faculty and Vice President for Medicine of Johns Hopkins University and Chief Executive Officer of Johns Hopkins Medicine. He has served as a director of Labcorp since 2023.

Patricia F. Russo*	Patricia F. Russo served as a Director of Schering-Plough Corporation from 1995 until 2009 when the company became Merck & Co., Inc. and has continued to serve as a Director of Merck & Co., Inc. from 2009 to present. From 2015 to present, she has held the position of Non-executive Chairman of Hewlett Packard Enterprise Company. She has served as a director of General Motors Company from 2009 to present and of KKR Management Inc. from 2011 to present.

Christine E. Seidman, M.D.*	Christine E. Seidman has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Thomas W. Smith Professor of Medicine and Genetics at Harvard Medical School/Brigham and Women’s Hospital from 2005 to present.

Inge G. Thulin*	Inge G. Thulin has served as a Director of Merck & Co., Inc. from 2018 to present. He was the Executive Chairman of 3M Company from 2018 to 2019. He was previously the Chairman, President and Chief Executive Officer of 3M Company from 2012 to 2018.

Kathy J. Warden*	Kathy J. Warden has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Chairman, Chief Executive Officer and President of Northrop Grumman Corporation from 2019 to present. She has served in various other positions at Northrop Grumman Corporation, including as President and Chief Operating Officer in 2018 and as Corporate Vice President and President, Mission System Section from 2016 to 2017.

Sanat Chattopadhyay	Sanat Chattopadhyay has served as Executive Vice President and President, Merck Manufacturing Division of Merck & Co., Inc. from 2016 to present.

Richard R. Deluca, Jr.	Richard R. Deluca, Jr. has served as Executive Vice President and President, Merck Animal Health, Merck & Co., Inc. from 2011 to present.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Chirfi Guindo	Chirfi Guindo has served as chief marketing officer for Merck & Co., Inc. from 2022 to present. From 2018 to 2022, he was Executive Vice President and Head of Global Product Strategy and Commercialization at Biogen Inc.

Betty Larson	Betty Larson has served as Executive Vice President and Chief Human Resources Officer from 2024 to present. She previously served as Chief People Officer of GE HealthCare from 2022 to 2024 and as Executive Vice President and Chief Human Resources Officer of Becton, Dickinson and Company from 2018 to 2022.

Dean Y. Li	Dean Y. Li has served as Executive Vice President and President of Merck Research Laboratories from 2021 to present. He also served as Senior Vice President and Vice President in the Translational Medicine and Discovery functions at Merck & Co., Inc. from 2017 to 2021.

Caroline Litchfield	Caroline Litchfield has served as Executive Vice President and Chief Financial Officer of Merck & Co., Inc. from 2021 to present. She previously served as Senior Vice President, Treasurer from 2018 to 2021.

Jannie Oosthuizen	Jannie Oosthuizen has served Merck & Co., Inc. as President, Merck Human Health U.S., Merck & Co., Inc. from 2022 to present, and previously served as Senior Vice President and Head of Global Oncology Commercial in 2021, and as Senior Vice President and President of MSD K.K. Japan from 2016 to 2020.

Joseph Romanelli	Joseph Romanelli has served as President, Human Health International of Merck. & Co., Inc. from 2022 to present. From 2021 to 2022, he served as chief executive officer of JiXing Pharmaceuticals. Prior to that, he served Merck & Co., Inc. as President, MSD China from 2016 to 2021

Dave Williams	Dave Williams has served as Chief Information and Digital Officer of Merck & Co., Inc. from 2020 to present and, immediately prior to that, as Acting Chief Information and Digital Officer from 2019 to 2020.

Jennifer L. Zachary	Jennifer L. Zachary has served as the Executive Vice President and General Counsel of Merck & Co., Inc. from 2018 to present.

MANAGERS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each manager and executive officer of Parent are set forth below. The business address of each manager and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All managers and executive officers listed below are United States citizens. Managers of Parent are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Dalton Smart*	Manager and President of Parent. He has served as Senior Vice President Finance – Global Controller since December 2023 and Vice President, Internal Audit from 2015 to 2023 at Merck & Co., Inc.

Melissa Leonard*	Manager, Senior Vice President and Treasurer of Parent. She has served as Senior Vice President and Treasurer since 2024, VP, Finance Manufacturing from 2021 to 2024, and AVP, Organon Transition Management Lead from 2020 to 2021 at Merck & Co., Inc.

Jon Filderman*	Manager and Vice President of Parent. Jon Filderman has served as Vice President of Merck & Co., Inc. since 2020.

Gary Henningsen	Senior Vice President – Tax of Parent. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax of Merck & Co., Inc. from 2022 to present. Prior to that, he served as Vice President, Tax Planning of Merck & Co., Inc. from 2020 to 2022.

Timothy Dillane	Assistant Treasurer of Parent. Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from 2018 to present.

Mark Walker	Assistant Treasurer of Parent. Mark Walker has served as Assistant Treasurer of Merck & Co., Inc. since 2025. He has served Merck & Co., Inc. in a variety of roles since joining in 2006, including as Finance Lead for the U.S. Oncology franchise of Merck & Co., Inc. from 2023 – 2025.

Robert Swartwood	Assistant Treasurer of Parent. Robert V. Swartwood has served as Assistant Treasurer of Merck & Co., Inc. since January 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management of Merck & Co., Inc. from 2020 to 2022, and as Director of Foreign Exchange Risk Management from 2015 to 2019.

Kelly E.W. Grez	Secretary of Parent. Kelly E.W. Grez has served as Corporate Secretary of Merck & Co., Inc. since 2022. Prior to that, she served as Deputy Corporate Secretary of Merck & Co., Inc. from 2020 to 2022.

Karen R. Ettelman	Assistant Secretary of Parent. Karen Ettelman has served as Senior Specialist, Legal at Merck & Co., Inc. since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions at Merck & Co., Inc. from 2017 to 2021.

Anthony Wildasin	Assistant Secretary of Parent. Anthony Wildasin has served as Associate Director, Legal at Merck & Co., Inc. since October 2021 and as an Associate and Hiring Committee Member at Day Pitney LLP from September 2018 to October 2021.

Sch I-2

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Purchaser are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Dalton Smart*	Director and President of Parent. He has served as Senior Vice President Finance – Global Controller since December 2023 and Vice President, Internal Audit from 2015 to 2023 at Merck & Co., Inc.

Melissa Leonard*	Director, Senior Vice President and Treasurer of Purchaser. She has served as Senior Vice President and Treasurer since 2024, VP, Finance Manufacturing from 2021 to 2024, and AVP, Organon Transition Management Lead from 2020 to 2021 at Merck & Co., Inc.

Jon Filderman*	Director and Vice President of Purchaser. Jon Filderman has served as Vice President of Merck & Co., Inc. since 2020.

Gary Henningsen	Senior Vice President – Tax of Purchaser. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax of Merck & Co., Inc. from 2022 to present. Prior to that, he served as Vice President, Tax Planning of Merck & Co., Inc. from 2020 to 2022.

Timothy Dillane	Assistant Treasurer of Purchaser. Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from 2018 to present.

Robert Swartwood	Assistant Treasurer of Purchaser. Robert V. Swartwood has served as Assistant Treasurer of Merck & Co., Inc. since 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management of Merck & Co., Inc. from 2020 to 2022.

Kelly E.W. Grez	Secretary of Purchaser. Kelly E.W. Grez has served as Corporate Secretary of Merck & Co., Inc. since 2022. Prior to that, she served as Deputy Corporate Secretary of Merck & Co., Inc. from 2020 to 2022.

Karen R. Ettelman	Assistant Secretary of Purchaser. Karen Ettelman has served as Senior Specialist, Legal at Merck & Co., Inc. since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions at Merck & Co., Inc. from 2017 to 2021.

Anthony Wildasin	Assistant Secretary of Purchaser. Anthony Wildasin has served as Associate Director, Legal at Merck & Co., Inc. since October 2021 and as an Associate and Hiring Committee Member at Day Pitney LLP from September 2018 to October 2021.

Sch I-3

The Letter of Transmittal and any required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

If delivering by mail:	If delivering by express mail, courier, or other expedited service:

Broadridge, Inc. Attention: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge, Inc. Attention: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

Innisfree M&A Incorporated

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: 877-717-3898

Banks and Brokers may call collect: (212) 750-5833